Exhibit (a)(1)(i)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

The Spectranetics Corporation

at

$38.50 Net Per Share

by

HealthTech Merger Sub, Inc.,

a wholly owned subsidiary of

Philips Holding USA Inc.,

a wholly owned subsidiary of

Koninklijke Philips N.V.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON AUGUST 9, 2017 (ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON

AUGUST 8, 2017), UNLESS THE OFFER IS EXTENDED.

The Offer (as defined below) is being made pursuant to the Agreement and Plan of Merger, dated as of June 27, 2017 (as it may be amended, modified or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among The Spectranetics Corporation, a Delaware corporation (“Spectranetics”), Philips Holding USA Inc., a Delaware corporation (“Parent”), and HealthTech Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Parent. Purchaser is offering to purchase any and all of the shares of common stock, par value $0.001 per share (the “Shares”), of Spectranetics that are outstanding at a price of $38.50 per Share, net to the seller in cash (the “Offer Price”), without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this offer to purchase (this “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements hereto and thereto, collectively constitute the “Offer.”

Pursuant to the Merger Agreement, as soon as practicable following the time we accept, for the first time, for payment Shares validly tendered and not properly withdrawn pursuant to the Offer (the “Offer Acceptance Time”) and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Purchaser will merge with and into Spectranetics (the “Merger”) without a meeting of the stockholders of Spectranetics in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with Spectranetics continuing as the surviving corporation (the “Surviving Corporation”) in the Merger and as a wholly owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each Share then outstanding (other than Shares that are held by any stockholders who properly demand appraisal in connection with the Merger as described in Section 17 — “Certain Legal Matters; Regulatory Approvals—Appraisal Rights”) will be converted into the right to receive the Offer Price, without interest, less any applicable withholding taxes, except for Shares then owned by Parent, Purchaser or any other wholly owned subsidiary of Parent, and Shares held by Spectranetics or by any of its wholly owned subsidiaries, which Shares will be canceled and will cease to exist, and no consideration will be delivered in exchange therefor. Under no circumstances will interest be paid with respect to the purchase of Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making payment for Shares.

THE BOARD OF DIRECTORS OF SPECTRANETICS RECOMMENDS THAT YOU TENDER ALL OF YOUR SHARES PURSUANT TO THE OFFER.

After careful consideration, the board of directors of Spectranetics (the “Spectranetics Board”) has, at a meeting duly called and held, adopted resolutions: (i) approving and declaring advisable the Agreement, the Merger and the execution, delivery and performance by Spectranetics of the Merger Agreement and the consummation of the transactions contemplated thereby; (ii) resolving that the Merger shall be effected under Section 251(h) of the DGCL; and (iii) recommending that Spectranetics stockholders accept the Offer and tender their Shares in the Offer.

The Offer is not subject to any financing condition. The Offer is conditioned upon: (i) the number of Shares validly tendered (and not properly withdrawn) prior to the 12:00 midnight, New York City time, on August 9, 2017 (one minute after 11:59 P.M., New York City time, on August 8, 2017) (the “Expiration Date,” unless Purchaser extends the Offer pursuant to and in accordance with the terms of the Merger Agreement, in which event “Expiration Date” will mean the latest time and date at which the Offer, as so extended by us, will expire) (excluding Shares tendered pursuant to guaranteed delivery procedures that were not received prior to the Expiration Date) together with the Shares then owned by Purchaser, representing at least one Share more than 50% of the then outstanding Shares; (ii) the waiting period (and any extension thereof) applicable to the consummation of the Offer and the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, having expired or early termination thereof having been granted and approvals under all applicable foreign antitrust and competition laws having been received; and (iii) other customary conditions as described in this Offer to Purchase. See Section 15 — “Conditions to the Offer.” After the Offer Acceptance Time and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Parent, Purchaser and Spectranetics will cause the Merger to become effective without a meeting of the stockholders of Spectranetics in accordance with Section 251(h) of the DGCL.

A summary of the principal terms of the Offer appears on pages i through vii of this Offer to Purchase. You should read this entire Offer to Purchase and the Letter of Transmittal carefully before deciding whether to tender your Shares pursuant to the Offer.

July 12, 2017

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should, prior to the Expiration Date, (i) complete and execute the Letter of Transmittal that is enclosed with this Offer to Purchase in accordance with the instructions contained therein, and mail or deliver the Letter of Transmittal together with the certificates representing your Shares and any other required documents, to Wells Fargo Bank, N.A., in its capacity as depositary for the Offer (the “Depositary”), (ii) tender your Shares by book-entry transfer by following the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares—Book-Entry Transfer” or (iii) if applicable, request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such nominee in order to tender your Shares to Purchaser pursuant to the Offer.

If you desire to tender your Shares pursuant to the Offer and the certificates representing your Shares are not immediately available, or you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer or you cannot deliver all required documents to the Depositary prior to the Expiration Date, you may tender your Shares to Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares—Guaranteed Delivery.”

The Letter of Transmittal, the certificates for the Shares (if not held in book-entry form) and any other required documents must reach the Depositary before the expiration of the Offer (currently scheduled for 12:00 midnight, New York City time, on August 9, 2017 (one minute after 11:59 P.M., New York City time, on August 8, 2017), unless extended).

*****

Questions and requests for assistance may be directed to Georgeson LLC, the information agent for the Offer (the “Information Agent”), at the address and telephone number set forth below. In addition, requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other tender offer materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal and any other material related to the Offer may be obtained at the website maintained by the Securities and Exchange Commission at www.sec.gov.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

Annex A: Certain Information Regarding the Directors and Executive Officers of Royal Philips, Parent and Purchaser	A-1

SUMMARY TERM SHEET

Securities Sought:	Any and all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of The Spectranetics Corporation, a Delaware corporation (“Spectranetics”).

Price Offered Per Share:	$38.50 per Share, net to the seller in cash (the “Offer Price”), without interest, less any applicable withholding taxes.

Scheduled Expiration Date:	12:00 midnight, New York City time, on August 9, 2017 (one minute after 11:59 P.M., New York City time, on August 8, 2017), unless the Offer (as defined below) is extended.

Purchaser:	HealthTech Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Philips Holding USA Inc., a Delaware corporation (“Parent”). Parent is a wholly owned subsidiary of Koninklijke Philips N.V., a corporation organized under the laws of The Netherlands (“Royal Philips”).

Spectranetics Board Recommendation:	The board of directors of Spectranetics (the “Spectranetics Board”), at a meeting duly called and held, adopted resolutions (i) approving and declaring advisable the Agreement, the Merger and the execution, delivery and performance by Spectranetics of the Merger Agreement and the consummation of the transactions contemplated thereby; (ii) resolving that the Merger shall be effected under Section 251(h) of the DGCL; and (iii) recommending that Spectranetics stockholders accept the Offer and tender their Shares in the Offer.

The following are some questions that you, as a stockholder of Spectranetics, may have and answers to those questions. This summary term sheet highlights selected information from this offer to purchase (this “Offer to Purchase”) and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the related letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements hereto and thereto, collectively constitute the “Offer.” To better understand the Offer and for a complete description of the terms of the Offer, you should read this Offer to Purchase, the Letter of Transmittal and the other documents to which we refer you carefully and in their entirety. Questions or requests for assistance may be directed to Georgeson LLC, our information agent (the “Information Agent”), at the address and telephone numbers set forth for the Information Agent on the back cover of this Offer to Purchase. Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “we,” “our” or “us” refer to Purchaser.

Who is offering to buy my Shares?

We are HealthTech Merger Sub, Inc., a Delaware corporation, or “Purchaser,” formed for the purpose of making the Offer and merging with and into Spectranetics. We are a wholly owned subsidiary of Philips Holding USA Inc., a Delaware corporation, or “Parent.” Parent is a wholly owned subsidiary of Royal Philips. We are making this Offer pursuant to the Agreement and Plan of Merger, dated as of June 27, 2017 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among Parent, Purchaser and Spectranetics. See the “Introduction” and Section 8 — “Certain Information Concerning Purchaser, Parent and Royal Philips.”

How many Shares are you offering to purchase in the Offer?

We are making the Offer to purchase any and all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal. See the “Introduction” and Section 1 — “Terms of the Offer.”

Why are you making the Offer?

We are making the Offer pursuant to the Merger Agreement, in order to acquire control of, and ultimately following the Merger, the entire equity interest in, Spectranetics, while allowing Spectranetics’ stockholders an opportunity to receive the Offer Price as soon as practicable after the Offer Acceptance Time (but no later than the third business day after the Offer Acceptance Time) by tendering their Shares pursuant to the Offer. If the Offer is consummated, subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we, Parent and Spectranetics will consummate the Merger as soon as practicable thereafter without any action by the stockholders of Spectranetics in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”). At the effective time of the Merger (the “Effective Time”), Spectranetics will become a wholly owned subsidiary of Parent. See Section 12 — “Purpose of the Offer; Plans for Spectranetics.”

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $38.50 per Share, net to the seller in cash, without interest, less any applicable withholding taxes. If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or

i

similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee and such nominee tenders your Shares on your behalf, such nominee may charge you a fee for doing so. You should consult with your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the “Introduction,” Section 1 — “Terms of the Offer” and Section 2 — “Acceptance for Payment and Payment for Shares.”

What does the Spectranetics Board recommend?

After careful consideration, the Spectranetics Board has, at a meeting duly called and held, adopted resolutions (i) approving and declaring advisable the Agreement, the Merger and the execution, delivery and performance by Spectranetics of the Merger Agreement and the consummation of the transactions contemplated thereby; (ii) resolving that the Merger shall be effected under Section 251(h) of the DGCL; and (iii) recommending that Spectranetics stockholders accept the Offer and tender their Shares in the Offer.

See the “Introduction” and Section 12 — “Purpose of the Offer; Plans for Spectranetics” and Spectranetics’ Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) that is being filed with the Securities and Exchange Commission (the “SEC”) and, together with this Offer to Purchase, the Letter of Transmittal and other related materials, mailed to Spectranetics’ stockholders in connection with the Offer.

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

•	the number of Shares validly tendered (and not properly withdrawn) prior to the Expiration Date (excluding Shares tendered pursuant to guaranteed delivery procedures that were not received prior to the Expiration Date (as defined below)), together with the Shares then owned by Purchaser, representing at least one Share more than 50% of the then outstanding Shares (the “Minimum Condition”);

•	the waiting period (and any extension thereof) applicable to the consummation of the Offer and the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules and regulations promulgated thereunder, having expired or early termination thereof having been granted and approvals under all applicable foreign antitrust and competition laws having been received (the “Antitrust Condition”); and

•	other customary conditions described in this Offer to Purchase as set forth in Section 15 — “Conditions to the Offer.”

We and Parent may waive any condition, in whole or in part, other than the Minimum Condition, at any time and from time to time, without Spectranetics’ consent. See Section 15 — “Conditions to the Offer.”

Is the Offer subject to any financing condition?

No. The Offer is not subject to any financing condition.

Do you have the financial resources to pay for all Shares?

Yes. The total amount of funds required by us to purchase all Shares pursuant to the Offer and to pay related fees and expenses is approximately $1.715 billion. Royal Philips has guaranteed the full and timely performance by Parent and Purchaser of their respective obligations under the Merger Agreement, including our payment obligations in respect of the Offer, and will provide funding for our acquisition of the remaining Shares in the Merger. Royal Philips will provide us with sufficient funds to purchase all Shares validly tendered in the Offer and will provide funding for our acquisition of the remaining Shares in the Merger. Royal Philips expects to fund such cash requirements in a combination of its available cash on hand and/or the issuance of corporate debt. Royal Philips has sufficient access to liquidity sources to fund the purchase of all Shares validly tendered in the Offer and the acquisition of the remaining Shares in the Merger if such debt issuance does not occur. See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender pursuant to the Offer?

No. We do not think that our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the consummation of the Offer is not subject to any financing condition;

•	the Offer is being made for all Shares solely for cash;

•	if the Offer is consummated, we will acquire all remaining Shares in the Merger for the same cash price as was paid in the Offer (i.e., the Offer Price); and

•	we, through Royal Philips, will have sufficient funds available to purchase all Shares validly tendered and not properly withdrawn pursuant to the Offer and to provide funding for the Merger.

See Section 9 — “Source and Amount of Funds” and Section 11 — “The Merger Agreement; Other Agreements.”

What percentage of Shares do you or your controlled affiliates currently own?

None of Purchaser, Parent or Royal Philips or any of their respective controlled affiliates currently own any Shares.

How long do I have to decide whether to tender pursuant to the Offer?

You will be able to tender your Shares pursuant to the Offer until 12:00 midnight, New York City time, on August 9, 2017 (one minute after 11:59 P.M., New York City time, on August 8, 2017) (the “Expiration Date,” unless Purchaser extends the Offer pursuant to and in accordance with the terms of the Merger Agreement, in which event “Expiration Date” will mean the latest time and date at which the Offer, as so extended by us, will expire). Further, if you cannot deliver everything that is required in order to make a valid tender in accordance with the terms of the Offer by the Expiration Date, you may be able to use a guaranteed delivery procedure by which a broker, a bank or any other fiduciary that is an Eligible Institution (as defined in Section 3 — “Procedures for Accepting the Offer and Tendering Shares—Signature Guarantees”) may guarantee that the missing items will be received by Wells Fargo Bank, N.A., our depositary for the Offer (the “Depositary”), within three NASDAQ Global Select Stock Market (“NASDAQ”) trading days. Please give your broker, dealer, commercial bank, trust company or other nominee instructions in sufficient time to permit such nominee to tender your Shares by the Expiration Date. See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and, if so, under what circumstances can or will the Offer be extended?

Yes, the Offer can be extended. In some cases, we are required to extend the Offer beyond the initial Expiration Date, but in no event will we be required to extend the Offer beyond the Extension Deadline (as defined below).

Pursuant to the Merger Agreement, we are required to extend the Offer:

•	for the minimum period required by any legal requirement, interpretation or position of the SEC or its staff or NASDAQ or its staff, in each case, applicable to the Offer; and

•	on one or more occasions in consecutive increments of up to 10 business days per extension if, as of the scheduled Expiration Date, any Offer Condition (as defined below) is not satisfied or waived by Parent and Purchaser (to the extent such waiver is permitted under the Merger Agreement and applicable law), to permit such Offer Condition to be satisfied.

The Merger Agreement provides that we are not required to extend the Offer beyond the Extension Deadline. The “Extension Deadline” means the earlier to occur of (x) the valid termination of the Merger Agreement and (y) the “End Date,” which is initially December 24, 2018, but which may be extended for a maximum of an additional 15 business days, as summarized below in Section 11 — “The Merger Agreement; Other Agreements—Termination of the Merger Agreement.” If we extend the Offer, such extension will extend the time that you will have to tender your Shares. See Section 1 — “Terms of the Offer.”

How will I be notified if the time period during which I can tender my Shares pursuant to the Offer is extended?

If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date. See Section 1 — “Terms of the Offer.”

How do I tender my Shares pursuant to the Offer?

To tender your Shares pursuant to the Offer, you must deliver the certificates representing your Shares, together with a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees (or, in the case of a book-entry transfer of Shares, either such Letter of Transmittal or an Agent’s Message (as defined in Section 3 — “Procedures for Accepting the Offer and Tendering Shares—Valid Tender of Shares”) in lieu of such Letter of Transmittal), and any other documents required by the Letter of Transmittal, to the Depositary prior to the Expiration Date. If your Shares are held in street name (i.e., through a broker, dealer, commercial bank, trust company or other nominee), your Shares can be tendered by such nominee through The Depository Trust Company (“DTC”). You should contact the institution that holds your Shares for more details.

If you are unable to deliver any required document or instrument to the Depositary prior to the Expiration Date, you may gain some extra time by having a broker, a bank or any other fiduciary that is an eligible guarantor institution guarantee that the missing items will be received by the Depositary by using the enclosed notice of guaranteed delivery (the “Notice of Guaranteed Delivery”). For the tender to be valid, however, the Depositary must receive the Notice of Guaranteed Delivery prior to the Expiration Date and must then receive the missing items within three NASDAQ trading days after the date of execution of such Notice of Guaranteed Delivery. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares—Guaranteed Delivery.”

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

Except as otherwise provided in Section 4 — “Withdrawal Rights,” tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after 60 days from the commencement of the Offer, unless such Shares have already been accepted for payment by us pursuant to the Offer. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct such nominee to arrange for the withdrawal of your Shares. See Section 4 — “Withdrawal Rights.”

How do I properly withdraw previously tendered Shares?

To properly withdraw any of your previously tendered Shares, you must deliver a written notice of withdrawal with the required information (as specified in this Offer to Purchase and in the Letter of Transmittal) to the Depositary while you still have the right to withdraw Shares. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct such nominee to arrange for the proper withdrawal of your Shares. See Section 4 — “Withdrawal Rights.”

Upon the successful consummation of the Offer, will Shares continue to be publicly traded?

No. Following the consummation of the Offer, we, Parent and Spectranetics expect to consummate the Merger as soon as practicable in accordance with Section 251(h) of the DGCL, after which the Surviving Corporation will be a wholly owned subsidiary of Parent and the Shares will no longer be publicly traded. Following the consummation of the Merger (the “Closing”), we intend to cause Spectranetics to be delisted from NASDAQ and deregistered under the Securities Exchange Act of 1934, as amended, and the regulations thereunder (the “Exchange Act”). See Section 13 — “Certain Effects of the Offer.”

Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?

Yes. If at least such number of Shares as satisfies the Minimum Condition are validly tendered and accepted for payment by us in the Offer, and the other conditions to the Merger are satisfied or waived (see Section 11 — “The Merger Agreement; Other Agreements—The Merger Agreement—Merger Closing Conditions”), then, in accordance with the terms of the Merger Agreement, we will complete the Merger without a vote of Spectranetics’ stockholders pursuant to Section 251(h) of the DGCL. See Section 13 — “Certain Effects of the Offer.”

If you do not consummate the Offer, will you nevertheless consummate the Merger?

No. None of us, Parent or Spectranetics are under any obligation to pursue or consummate the Merger if the Offer has not been first consummated.

Will there be a subsequent offering period?

No. Pursuant to Section 251(h) of the DGCL and due to the obligations of Parent, us and Spectranetics under the Merger Agreement, we expect the Merger to occur as soon as practicable following the Offer Acceptance Time without a subsequent offering period. See Section 1 — “Terms of the Offer.”

If I object to the price being offered, will I have appraisal rights?

Appraisal rights are not available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, the holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court. The “fair value” could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). See Section 17 — “Certain Legal Matters; Regulatory Approvals—Appraisal Rights.” Concurrently with the commencement of the Offer, Spectranetics is distributing the Schedule 14D-9, which contains important information regarding how a holder of Shares may exercise its appraisal rights.

If I decide not to tender my Shares pursuant to the Offer, how will the Offer affect my Shares?

Subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we, Parent and Spectranetics will consummate the Merger as soon as practicable following the Offer Acceptance Time. If the Merger is consummated, then stockholders who did not tender their Shares pursuant to the Offer will receive the same amount of cash per Share that they would have received had they tendered their Shares pursuant to the Offer (i.e., the Offer Price), subject to any appraisal rights properly exercised by such stockholders in accordance with the DGCL. Therefore, if the Merger takes place, the only difference to you between tendering your Shares pursuant to the Offer and not tendering your Shares pursuant to the Offer would be that, if you tender your Shares, you may be paid earlier and no appraisal rights will be available. No interest will be paid for Shares acquired in the Merger. Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger.

Furthermore, following the Offer, it is possible that the Shares may no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers. See Section 13 — “Certain Effects of the Offer.”

See Section 11 — “The Merger Agreement; Other Agreements” and Section 13 — “Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date and the “premium” I am receiving?

The Offer Price of $38.50 per Share represents an approximate:

•	27% premium to the closing price per Share reported on NASDAQ on June 27, 2017, the last full trading day before we announced the execution of the Merger Agreement and the Offer; and

•	36% premium over the average closing trading prices for the Shares for the 60-day period ending on June 27, 2017.

On July 11, 2017, the last trading day before we commenced the Offer, the closing price of Shares reported on NASDAQ was $38.35 per Share.

We encourage you to obtain a recent quotation for Shares in deciding whether to tender your Shares. See Section 6 — “Price Range of Shares; Dividends.”

If I tender my Shares, when and how will I get paid?

If the conditions to the Offer as set forth in Section 15 — “Conditions to the Offer” are satisfied or waived and we consummate the Offer and accept your Shares for payment, you will be entitled to promptly (but no later than the third business day after our acceptance of such Shares) receive an amount equal to the number of Shares you tendered pursuant to the Offer multiplied by the Offer Price, net to you in cash, without interest, less any applicable withholding taxes. We will pay for your validly tendered and not properly withdrawn Shares by depositing the aggregate Offer Price therefor with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of (i) certificates representing such Shares or a confirmation of a book-entry transfer of such Shares as described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares—Book-Entry Transfer,” (ii) a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees or, in the case of a book-entry transfer of Shares, either such Letter of Transmittal or an Agent’s Message (as defined in Section 3 — “Procedures for Accepting the Offer and Tendering Shares—Valid Tender of Shares”) in lieu of such Letter of Transmittal, and (iii) any other required documents for such Shares. See Section 1 — “Terms of the Offer” and Section 2 — “Acceptance for Payment and Payment for Shares.”

What will happen to my equity awards in the Offer?

The Offer is being made only for Shares and not for any equity awards that you hold. This means that the offer is not being made for options to purchase Shares (“Spectranetics Options”), restricted stock units with respect to Shares (“Spectranetics RSUs”) or performance stock units with respect to Shares (“Spectranetics PSUs”). Holders of outstanding Spectranetics Options may participate in the Offer only if they first exercise such Spectranetics Options (to the extent exercisable) and holders of Spectranetics RSUs and Spectranetics PSUs may participate in the Offer only if such Spectranetics RSUs or Spectranetics PSUs first become vested and settled in Shares, in each case in accordance with the terms of the applicable Spectranetics equity plan and other applicable Spectranetics award agreements, and the holder thereafter tenders the Shares, if any, issued upon such exercise or in connection with such vesting and settlement. Any such exercise or settlement needs to be completed sufficiently in advance of the Expiration Date to assure that the holder of such outstanding Spectranetics Options, Spectranetics RSUs and Spectranetics PSUs and Spectranetics Restricted Shares will have sufficient time to comply with the procedures for tendering Shares described below in Section 3 – “Procedures for Accepting the Offer and Tendering Shares.” While the Offer is being made for Shares that are subject to equity awards that vest based on your continued service (“Spectranetics Restricted Shares”),

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holders of Spectranetics Restricted Shares may participate in the Offer only if such Spectranetics Restricted Shares first become vested in accordance with the terms of the applicable Spectranetics equity plan and other applicable Spectranetics award agreements and the holder of such Shares has sufficient time to comply with the procedures for tendering Shares described below in Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

Each Spectranetics Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time will, as of the Effective Time, be canceled and the holder will be entitled to receive solely, in full satisfaction of the rights of such holder with respect thereto, a lump-sum cash payment, without interest, equal to the product of (i) the number of Shares for which the Spectranetics Option has not been exercised and (ii) the excess, if any, of the Offer Price over the exercise price per Share subject to the Spectranetics Option, provided that all Spectranetics Options with an exercise price per share greater than the Offer Price will be canceled and the holder will not have any right to receive any consideration.

Each Spectranetics RSU outstanding immediately prior to the Effective Time will, as of the Effective Time, be canceled and the holder will become entitled to receive solely, in full satisfaction of the rights of such holder with respect thereto, a lump-sum cash payment, without interest, equal to the product of (i) the number of Shares subject to the Spectrantics RSU immediately prior to the Effective Time and (ii) the Offer Price.

Each Spectranetics PSU outstanding immediately prior to the Effective Time will, as of the Effective Time, be canceled and the holder will become entitled to receive solely, in full satisfaction of the rights of such holder with respect thereto, a lump-sum cash payment, without interest, equal to the product of (i) (A) for Spectranetics PSUs granted in 2016, the number of Shares subject to the Spectranetics PSU (assuming that any applicable performance conditions have been attained at 150% of the target performance level) and (B) for Spectranetics PSUs granted in 2017, the number of Shares subject to the Spectranetics PSU (assuming that any applicable performance conditions have been attained at the target performance level) and (ii) the Offer Price; provided, that this treatment will not apply to Spectranetics PSUs granted in 2016 the extent otherwise agreed between Spectranetics, Parent and the holder of the Spectranetics PSUs.

Each Spectranetics Restricted Share outstanding immediately prior to the Effective Time will, as of the Effective Time, be canceled and converted into the right to receive solely, in full satisfaction of the rights of such holder with respect thereto, a lump-sum cash payment, without interest, equal to the Offer Price.

See Section 11 — “The Merger Agreement; Other Agreements—The Merger Agreement—Treatment of Spectranetics Options, Spectranetics Restricted Shares, Spectranetics RSUs and Spectranetics PSUs.”

What are the U.S. federal income tax consequences of the Offer and the Merger?

The receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes if you are a United States Holder (as defined in Section 5 — “Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger—United States Holders”). In general, you will recognize gain or loss equal to the difference between your adjusted tax basis in Shares that you tender pursuant to the Offer or exchange in the Merger and the amount of cash you receive for such Shares. If you are a United States Holder and you hold your Shares as a capital asset, the gain or loss that you recognize will be a capital gain or loss and will be treated as a long-term capital gain or loss if you have held such Shares for more than one year. If you are a Non-United States Holder (as defined in Section 5 — “Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger—Non-United States Holders”), then except as described below in Section 5 — “Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger—Non-United States Holders,” you will generally not be subject to U.S. federal income tax on gain recognized on Shares you tender pursuant to the Offer or exchange in the Merger. You should consult your tax advisor about the particular tax consequences to you of tendering your Shares pursuant to the Offer, exchanging your Shares in the Merger or exercising appraisal rights. See Section 5 — “Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger” for a discussion of certain material U.S. federal income tax consequences of tendering Shares pursuant to the Offer or exchanging Shares in the Merger.

To whom should I talk if I have additional questions about the Offer?

You may call Georgeson LLC, the Information Agent, toll-free at (866) 856-2826.

To the Holders of Shares of Common Stock of The Spectranetics Corporation:

INTRODUCTION

The Offer is being made pursuant to the Merger Agreement by and among Parent, Spectranetics and us. We are offering to purchase any and all of the outstanding Shares at the Offer Price, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer.

The Offer and the withdrawal rights will expire at the Expiration Date, unless the Offer is extended or the Merger Agreement has been earlier terminated in accordance with its terms. Under no circumstances will interest be paid with respect to the purchase of Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making payment for Shares.

If you are a record owner of Shares and you tender such Shares directly to the Depositary in accordance with the terms of this Offer, we will not charge you brokerage fees, commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the sale of Shares pursuant to the Offer. However, if you do not complete and sign the Internal Revenue Service (“IRS”) Form W-9 that is enclosed with the Letter of Transmittal (or other applicable form), you may be subject to backup withholding at the applicable statutory rate on the gross proceeds payable to you. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares—Backup Withholding.” Stockholders with Shares held in street name by a broker, dealer, bank, trust company or other nominee should consult with such nominee to determine if they will be charged any service fees or commissions. We will pay all charges and expenses of the Depositary and the Information Agent incurred in connection with the Offer. See Section 18 — “Fees and Expenses.”

Subject to the provisions of the Merger Agreement, as soon as practicable following the Offer Acceptance Time, we, Parent and Spectranetics will cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”), in accordance with the relevant provisions of the DGCL. The Merger will become effective upon the filing of the Certificate of Merger or at such later time as Parent, Purchaser and Spectranetics agree in writing and specify in the Certificate of Merger, at which time Spectranetics will become the Surviving Corporation and a wholly owned subsidiary of Parent. At the Effective Time, each Share then outstanding (other than Shares that are held by any stockholders who properly demand appraisal in connection with the Merger as described in Section 17 — “Certain Legal Matters; Regulatory Approvals—Appraisal Rights”) will be converted into the right to receive the Offer Price, without interest, less any applicable withholding taxes, except for Shares then owned by Parent, Purchaser and Shares held by Spectranetics as treasury stock, which Shares will be canceled and will cease to exist, and no consideration will be delivered in exchange therefor.

Section 11 — “The Merger Agreement; Other Agreements” more fully describes the Merger Agreement. Certain material U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are described in Section 5 — “Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger.”

After careful consideration, the Spectranetics Board, at a meeting duly called and held, adopted resolutions (i) approving and declaring advisable the Agreement, the Merger and the execution, delivery and performance by Spectranetics of the Merger Agreement and the consummation of the transactions contemplated thereby; (ii) resolving that the Merger shall be effected under Section 251(h) of the DGCL; and (iii) recommending that Spectranetics stockholders accept the Offer and tender their Shares in the Offer.

A more complete description of the Spectranetics Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in the Schedule 14D-9 that is being filed with the SEC and, together with this Offer to Purchase, the Letter of

Transmittal and other related materials, mailed to Spectranetics’ stockholders in connection with the Offer. Stockholders should carefully read the information set forth in the Schedule 14D-9 in its entirety.

The Offer is not subject to any financing condition.

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition and the satisfaction or waiver by us and Parent of the Antitrust Condition and the other customary conditions described in Section 15 — “Conditions to the Offer.”

According to Spectranetics, as of June 26, 2017, there were (a) 43,848,089 issued and outstanding Shares (including 82,103 Spectranetics Restricted Shares), (b) 2,885,555 Shares issuable upon exercise of outstanding Spectranetics Options, (c) 788,241 Shares reserved and available for purchase under Spectranetics’ 2010 Employee Stock Purchase Plan, as amended (the “ESPP”), (d) 617,527 Shares issuable upon vesting and settlement of outstanding Spectranetics RSUs and (e) 526,275 Shares issuable upon vesting and settlement of outstanding Spectranetics PSUs (assuming settlement of outstanding Spectranetics PSUs based on achievement of applicable performance goals at 150% of the target performance level for Spectranetics PSUs granted in 2016 and the target performance level for Spectranetics PSUs granted in 2017). Based upon the foregoing and assuming that (i) no other Shares were or are issued after June 26, 2017 and (ii) no Spectranetics Options, Spectranetics Restricted Shares, Spectranetics RSUs, Spectranetics PSUs or other equity-based awards denominated in Shares have been granted or have expired after June 26, 2017, the Minimum Condition would be satisfied if at least (A) 21,924,046 Shares, assuming Spectranetics did not and does not receive a notice of exercise with respect to any Spectranetics Options prior to the expiration of the Offer, or (B) 23,366,823 Shares, assuming Spectranetics receives notices of exercise with respect to all Spectranetics Options prior to the expiration of the Offer, are validly tendered and not properly withdrawn prior to the Expiration Date. The actual number and percentage of outstanding Shares that are required to be tendered to satisfy the Minimum Condition will depend on the actual number of Shares outstanding at the Expiration Date. The terms of the Spectranetics Equity Plans provide for a “net exercise” feature with respect to certain stock options, and to the extent the holders of such Spectranetics Options choose to net exercise such awards, fewer than 2,885,555 Shares would be issued by Spectranetics in respect of the Spectranetics Options prior to the Expiration Date and the number of Shares necessary to satisfy the Minimum Condition would be adjusted accordingly.

The Merger will be governed by Section 251(h) of the DGCL. Accordingly, subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Parent, we and Spectranetics will cause the Merger to become effective as soon as practicable following the Offer Acceptance Time without a meeting of stockholders of Spectranetics in accordance with Section 251(h) of the DGCL. See Section 11 — “The Merger Agreement; Other Agreements—The Merger Agreement—Application of Section 251(h) of the DGCL.” At the Effective Time, our directors immediately prior to the Effective Time will be the only directors of the Surviving Corporation.

Appraisal rights are not available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, the holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court. The “fair value” could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). See Section 17 — “Certain Legal Matters; Regulatory Approvals—Appraisal Rights.”

This Offer to Purchase and the Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), at or as promptly as practicable following the Expiration Date, Purchaser shall (and Parent shall cause Purchaser to) accept for payment and at or as promptly as practicable thereafter (but no later than the third business day thereafter) pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer as permitted under Section 4 — “Withdrawal Rights.”

The Offer is not subject to any financing condition. The Offer is conditioned upon the satisfaction of the Minimum Condition, the satisfaction or waiver by us and Parent of the Antitrust Condition and the other customary conditions described in Section 15 — “Conditions to the Offer.”

We expressly reserve the right to (i) increase the Offer Price, (ii) waive any condition described in Section 15 — “Conditions to the Offer” (each, an “Offer Condition”) other than the Minimum Condition and (iii) make any other changes to the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement; provided, however, that unless otherwise expressly provided by the Merger Agreement, without the prior written consent of Spectranetics, we will not, and Parent will cause us not to, (A) decrease the Offer Price, (B) change the form of consideration payable in the Offer, (C) decrease the maximum number of Shares sought to be purchased in the Offer, (D) impose any conditions to the Offer other than the Offer Conditions, (E) amend, modify or supplement any of the Offer Conditions in a manner that makes such Offer Condition more difficult to satisfy, (F) amend, modify or waive the Minimum Condition, (G) except as otherwise required or expressly permitted by the Merger Agreement, extend or otherwise change the Expiration Date, (H) provide for any “subsequent offering period” within the meaning of Rule 14d-11 under the Exchange Act or (I) otherwise amend, modify or supplement any of the other material terms of the Offer in a manner that makes the Offer Conditions more difficult to satisfy (except for actions described in any of “(A)” through “(I)” above that are (1) expressly required by the Merger Agreement, (2) required by Law or (3) taken in response to written comments or questions received from the SEC).

There will not be a subsequent offering period for the Offer. Pursuant to the Merger Agreement, subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we, Parent and Spectranetics will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable following the Offer Acceptance Time. Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. We do not expect there to be a significant period of time between the consummation of the Offer and the Closing.

The Merger Agreement separately provides that we are required to extend the Offer beyond the initial Expiration Date on one or more occasions in consecutive increments of up to 10 business days per extension if, as of the scheduled Expiration Date, any Offer Condition is not satisfied or waived by us and by Parent (to the extent such waiver is permitted under the Merger Agreement and applicable law), to permit such Offer Condition to be satisfied. In addition, we will extend the Offer for the minimum period required by any legal requirement, interpretation or position of the SEC or its staff or NASDAQ or its staff. The Merger Agreement provides that we are not required to extend the Offer beyond the Extension Deadline, as summarized below in Section 11 — “The Merger Agreement; Other Agreements—Termination of the Merger Agreement.” For purposes of the Offer, as provided under the Exchange Act, a “business day” means any day other than a Saturday, Sunday or other day on which banking institutions are required or authorized by law to be closed in New York, New York.

If we extend the Offer, are delayed in our acceptance for payment of Shares, are delayed in payment after the Offer Acceptance Time or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Offer to Purchase under Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to promptly pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act and the interpretations thereunder. The minimum period during which an offer must remain open following material changes in the terms of an offer or information concerning an offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes and the appropriate manner of dissemination. In a published release, the SEC has stated that, in its view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and that if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum period of 10 business days may be required to allow for adequate dissemination to stockholders and investor response. In accordance with the foregoing view of the SEC and applicable law, if, prior to the Expiration Date, and subject to the limitations of the Merger Agreement, we change the number of Shares being sought or the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the 10th business day from the date that notice of such change is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of such 10th business day.

If, prior to the Expiration Date, we increase the consideration being paid for Shares, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of such increase in consideration.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which we may choose to make any public announcement, we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service.

Spectranetics has provided us with its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on Spectranetics’ stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), at or as promptly as practicable following the Expiration Date, Purchaser shall (and Parent shall cause Purchaser to) irrevocably accept for payment and at or as promptly as practicable thereafter (but no later than the third business day thereafter) pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer.

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of:

•	for Shares held as physical certificates, the certificates evidencing such Shares (“Share Certificates”) or, for Shares held in book-entry form, confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at DTC, in each case pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares”;

•	a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, or, in the case of a book-entry transfer of Shares, either such Letter of Transmittal or an Agent’s Message in lieu of such Letter of Transmittal; and

•	any other documents required by the Letter of Transmittal.

Accordingly, tendering stockholders may be paid at different times depending upon when the above referenced items (including Share Certificates or Book-Entry Confirmations with respect to tendered Shares) are actually received by the Depositary.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions to the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders of record whose Shares have been accepted for payment. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or we are unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to our rights under the Offer, the Depositary may, nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Under no circumstances will interest with respect to the Shares purchased pursuant to the Offer be paid, regardless of any extension of the Offer or delay in making such payment.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful.

Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased or untendered Shares will be returned, without expense, to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), in each case, promptly following the expiration or termination of the Offer.

We reserve the right to transfer or assign in whole or in part from time to time to Parent or one or more affiliates of Parent or us the right to purchase all or any Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer and will in no way prejudice your rights to receive payment for Shares validly tendered and not withdrawn pursuant to the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tender of Shares. No alternative, conditional or contingent tenders will be accepted. In order for a Spectranetics stockholder to validly tender Shares pursuant to the Offer, the stockholder must follow one of the following procedures:

•	for Shares held as physical certificates, the Share Certificates, a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase before the Expiration Date;

•	for Shares held in book-entry form, either a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, or an Agent’s Message in lieu of such Letter of Transmittal, and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and such Shares must be delivered according to the book-entry transfer procedures described below under “Book-Entry Transfer” and a Book-Entry Confirmation must be received by the Depositary, in each case before the Expiration Date; or

•	for Shares tendered by a Notice of Guaranteed Delivery, the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery” before the Expiration Date.

The term “Agent’s Message” means a message transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation that states that DTC has received an express acknowledgment from the participant in DTC’s systems tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce such agreement against such participant.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s systems may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, or, in the case of a book-entry transfer, either such Letter of Transmittal or an Agent’s Message in lieu of such Letter of Transmittal, and any other required documents (for example, in certain circumstances, a completed IRS Form W-9 that is included in the Letter of Transmittal) must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to DTC does not constitute delivery to the Depositary.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal if:

•	the Letter of Transmittal is signed by each registered holder (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal; or

•	Shares tendered pursuant to such Letter of Transmittal are for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member of or participant in a recognized “Medallion Program” approved by the Securities Transfer Association Inc., including the Security Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP), or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each, an “Eligible Institution”).

In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signatory of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in the name of or returned to, a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appears on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by us, is received prior to the Expiration Date by the Depositary as provided below; and

•	the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, or, in the case of book-entry transfers of Shares, either such Letter of Transmittal or an Agent’s Message in lieu of such Letter of Transmittal, and any other documents required by the Letter of Transmittal, are received by the Depositary within three NASDAQ trading days after the date of execution of such Notice of Guaranteed Delivery.

A Notice of Guaranteed Delivery may be delivered by overnight courier or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by us. In the case of Shares held through DTC, the Notice of Guaranteed Delivery must be delivered to the Depositary by a participant by means of the confirmation system of DTC.

Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the election and risk of the tendering stockholder. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the terms and conditions of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal, and that when the Offer Acceptance Time occurs, we will acquire good and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us in our sole discretion. We reserve the absolute right to reject any and all tenders we determine not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of us, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be determined by us in our sole discretion.

Appointment as Proxy. By executing the Letter of Transmittal (or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal) as set forth above, unless Shares relating to such Letter of Transmittal or Agent’s Message are properly withdrawn pursuant to the Offer, the tendering stockholder will irrevocably appoint our designees, and each of them, as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by us and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective if and when, and only to the extent that, we accept such Shares for payment pursuant to the Offer. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective) with respect thereto. Each of our designees will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including in respect of any annual, special or adjourned meeting of stockholders or otherwise, as such designee in its sole discretion deems proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon the occurrence of the Offer Acceptance Time, we must be able to exercise full voting, consent and other rights with respect to such Shares and other securities and rights, including voting at any meeting of stockholders.

The foregoing powers of attorney and proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Spectranetics’ stockholders.

Spectranetics Options, Spectranetics RSUs and Spectranetics PSUs. The Offer is made only for outstanding Shares and is not made for any Spectranetics Options, Spectranetics RSUs, Spectranetics PSUs or Spectranetics Restricted Shares. See Section 11 — “The Merger Agreement; Other Agreements—The Merger Agreement—Treatment of Spectranetics Options, Spectranetics Restricted Shares, Spectranetics RSUs and Spectranetics PSUs” for a description of the treatment of the Spectranetics Options, Spectranetics RSUs and Spectranetics PSUs.

Backup Withholding. To prevent U.S. federal “backup withholding” with respect to payment of the Offer Price of Shares purchased pursuant to the Offer, each stockholder (including any stockholder that tenders

Shares pursuant to the Offer pursuant to the book-entry transfer procedures described above in this Section 3) should provide the Depositary with its correct taxpayer identification number and certify that it is not subject to backup withholding by completing the IRS Form W-9 that is included in the Letter of Transmittal or by otherwise furnishing other applicable documentation certifying such stockholder’s exemption from backup withholding. See Instruction 8 set forth in the Letter of Transmittal and Section 5 — “Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger” of this Offer to Purchase for a more detailed discussion of backup withholding.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after 60 days from the commencement of the Offer, unless such Shares have already been accepted for payment by us pursuant to the Offer.

For a withdrawal to be proper and effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares—Book-Entry Transfer,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Section 4 and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Withdrawals of tendered Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, Shares that have been properly withdrawn may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares—Valid Tender of Shares.”

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by us in our sole discretion. We also reserve the absolute right to waive any defect or irregularity in the withdrawal of Shares by any stockholder, regardless of whether or not similar defects or irregularities are waived in the case of other stockholders. None of us, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger.

The following is a summary of certain material U.S. federal income tax consequences of the Offer and the Merger to holders whose Shares are purchased pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This summary is based on the Internal Revenue Code of 1986, as amended, applicable treasury regulations and administrative and judicial interpretations thereunder, each as in effect as of the date hereof, all of which may change, possibly with retroactive effect. This summary is not a comprehensive description of all U.S. federal income tax considerations that may be relevant to the Offer and the Merger. This summary does not apply to any right to purchase capital stock of Spectranetics and does not apply to holders who receive cash pursuant to the exercise of appraisal rights. This summary applies only to holders that hold their Shares as capital assets for U.S. federal income tax purposes (generally, property held for investment), and may not apply to Shares received pursuant to the exercise of employee stock options pursuant to restricted stock units or otherwise as compensation, Shares held as “qualified small business stock” or “Section 1244 stock,” Shares held as part of a “straddle,” “hedge,” “conversion transaction,” constructive sale or other integrated transaction, holders that purchase or sell Shares as part of a wash sale for tax purposes, holders in special tax situations (including, but not limited to, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, banks, insurance companies, tax-exempt organizations, U.S. expatriates, “controlled foreign corporations” or “passive foreign investment companies”), or United States Holders (as defined below) whose functional currency is not the U.S. dollar. This discussion does not address any aspect of the U.S. alternative minimum or Medicare taxes, federal gift or estate tax, or state, local or foreign taxation.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend on the status of the partner and the tax treatment of the partnership. Accordingly, partnerships that hold Shares and partners in such partnerships should consult their tax advisors with regard to the U.S. federal income tax consequences of exchanging Shares pursuant to the Offer or the Merger.

This discussion does not address the tax consequences of acquisitions or dispositions of Shares outside the Offer or the Merger, or transactions pertaining to Spectranetics Options, Spectranetics Restricted Shares, Spectranetics RSUs or Spectranetics PSUs that are canceled and converted into the right to receive cash, as the case may be, in connection with the Merger.

THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW ARE BASED ON CURRENT LAW. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH HOLDER SHOULD CONSULT SUCH HOLDER’S OWN TAX ADVISOR TO DETERMINE THE APPLICABILITY OF THE RULES DISCUSSED BELOW TO SUCH HOLDER AND THE PARTICULAR TAX EFFECTS OF THE OFFER AND THE MERGER TO SUCH HOLDER, INCLUDING THE APPLICATION AND EFFECT OF U.S. FEDERAL ESTATE AND GIFT, STATE, LOCAL AND OTHER TAX LAWS.

United States Holders. For purposes of this discussion, the term “United States Holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has validly elected to be treated as a “United States person” under applicable Treasury regulations.

The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a United States Holder will recognize gain or loss in an amount equal to the difference between such United States Holder’s adjusted federal income tax basis in such Shares sold pursuant to the Offer or converted into the right to receive cash in the Merger and the amount of cash received therefor. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) sold pursuant to the Offer or converted into the right to receive cash in the Merger. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if, on the date of sale (or, if applicable, the date of the Merger), such Shares were held for more than one year. Long-term capital gains recognized by an individual generally will be taxed at preferential rates. Net capital losses may be subject to limits on deductibility.

Non-United States Holders. For purposes of this discussion, the term “Non-United States Holder” means a beneficial owner of Shares that is not a United States person for U.S. federal income tax purposes.

In general, a Non-United States Holder will not be subject to U.S. federal income tax on gain recognized on Shares sold pursuant to the Offer or converted into the right to receive cash in the Merger unless:

•	the gain is “effectively connected” with the Non-United States Holder’s conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that such holder maintains in the United States, if that is required by an applicable income tax treaty as a condition for subjecting such holder to U.S. taxation on a net income basis;

•	the Non-United States Holder is an individual present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist; or

•	Spectranetics is or has been a United States real property holding corporation for U.S. federal income tax purposes and the Non-United States Holder held, directly or indirectly, at any time during the five-year period ending on the date of sale (or, if applicable, the date of the Merger), more than 5% of Shares and such holder is not eligible for any treaty exemption.

“Effectively connected” gains that are recognized by a Non-United States Holder that is treated as a corporation for U.S. federal income tax purposes also may be subject, under certain circumstances, to an additional “branch profits tax” at a 30% rate or at a lower rate if such holder is eligible for the benefits of an income tax treaty that provides for a lower rate.

In general, Spectranetics would be a United States real property holding corporation if interests in U.S. real estate comprised (by fair market value) at least half of Spectranetics’ total worldwide interests in real property plus Spectranetics’ business assets. Spectranetics believes that it is not, and does not anticipate becoming, a United States real property holding corporation before the date of sale (or, if applicable, the date of the Merger) for U.S. federal income tax purposes. Even if Spectranetics were treated as a United States real property holding corporation, such treatment will not cause gain realized by a Non-United States Holder on a disposition of Shares to be subject to U.S. federal income tax so long as (1) the Non-United States Holder owned, directly, indirectly and constructively, no more than 5% of Spectranetics’ common stock at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the Non-United States Holder’s holding period and (2) the Shares are regularly traded on an established securities market.

Information Reporting and Backup Withholding. Payments made to a non-corporate United States Holder in connection with the Offer or the Merger generally will be subject to information reporting and may be subject to “backup withholding.” See Section 3 — “Procedures for Accepting the Offer and Tendering Shares—Backup Withholding” of this Offer to Purchase.

Backup withholding generally applies if a United States Holder (i) fails to provide an accurate taxpayer identification number or (ii) in certain circumstances, fails to comply with applicable certification requirements. A Non-United States Holder generally will be exempt from information reporting and backup withholding if it certifies on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable form) that it is not a United States person, or otherwise establishes an exemption in a manner satisfactory to the Depositary.

Backup withholding is not an additional tax and may be refunded by the IRS to the extent it results in an overpayment of tax. Certain persons generally are entitled to exemption from information reporting and backup withholding, including corporations. Certain penalties apply for failure to provide correct information and for failure to include reportable payments in income. Each holder should consult with his or her own tax advisor as to his or her qualification for exemption from backup withholding and the procedure for obtaining such exemption. Tendering United States Holders may be able to prevent backup withholding by completing the IRS Form W-9 that is included in the Letter of Transmittal or, in the case of Non-United States Holders, an IRS Form W-8BEN or IRS Form W-8BEN-E (or other documentation upon which a payor may rely to treat the payment as made to a Non-United States Holder).

6.	Price Range of Shares; Dividends.

The Shares are listed and principally traded on NASDAQ under the symbol “SPNC.” The Shares have been listed on NASDAQ since January 24, 1992.

The following table sets forth, for the calendar quarters indicated, the high and low sales prices per Share on NASDAQ as reported on NASDAQ:

	High	Low
Year Ended December 31, 2015:
First Quarter	$37.04	$31.31
Second Quarter	$35.57	$21.49
Third Quarter	$26.08	$11.33
Fourth Quarter	$16.03	$10.65
Year Ended December 31, 2016:
First Quarter	$16.28	$11.09
Second Quarter	$20.47	$14.37
Third Quarter	$25.81	$18.56
Fourth Quarter	$25.52	$19.80
Year Ended December 31, 2017:
First Quarter	$29.25	$24.00
Second Quarter	$38.50	$25.45
Third Quarter (through July 11, 2017)	$38.40	$38.35

According to Spectranetics, as of June 26, 2017, there were (a) 43,848,089 issued and outstanding Shares (including 82,103 Spectranetics Restricted Shares), (b) 2,885,555 Shares issuable upon exercise of outstanding Spectranetics Options, (c) 788,241 Shares reserved and available for purchase under the Spectranetics 2010 Employee Stock Purchase Plan, (d) 617,527 Shares issuable upon vesting and settlement of outstanding Spectranetics RSUs and (e) 526,275 Shares issuable upon vesting and settlement of outstanding Spectranetics PSUs (assuming settlement of outstanding Spectranetics PSUs based on achievement of applicable performance goals at 150% of the target performance level for Spectranetics PSUs granted in 2016 and the target performance level for Spectranetics PSUs granted in 2017).

The Offer Price of $38.50 per Share represents an approximate:

•	27% premium to the closing price per Share reported on NASDAQ on June 27, 2017, the last full trading day before we announced the execution of the Merger Agreement and the Offer; and

•	36% premium over the average closing trading prices for the Shares for the 60-day period ending on June 27, 2017.

On July 11, 2017, the last trading day before we commenced the Offer, the closing price of Shares reported on NASDAQ was $38.35 per Share.

We encourage you to obtain a recent quotation for Shares before deciding whether to tender your Shares.

Spectranetics has never declared or paid cash dividends with respect to the Shares. Under the terms of the Merger Agreement, Spectranetics is not permitted to declare or pay any dividend in respect of the Shares without Parent’s prior written consent. See Section 11 — “The Merger Agreement; Other Agreements—The Merger Agreement—Conduct of Business of Spectranetics.”

7.	Certain Information Concerning Spectranetics.

Except as otherwise set forth in this Offer to Purchase, the information concerning Spectranetics contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. None of us, Parent or the Information Agent take responsibility for the accuracy or completeness of the information contained in such documents and records or for any failure by Spectranetics to disclose events that may have occurred or may affect the significance or accuracy of any such information but that are unknown to us, Parent and the Information Agent.

General. Spectranetics was incorporated in the State of Delaware on June 28, 1988. The principal executive offices are located at 9965 Federal Drive, Colorado Springs, Colorado 80921 and the telephone number is (719) 633-8333.

Spectranetics develops, manufactures, markets and distributes single-use medical devices used in minimally invasive procedures within the cardiovascular system. Its products are used to cross, prepare and treat arterial blockages in the legs and heart and to remove pacemaker and defibrillator cardiac leads. Spectranetics’ products and services are divided into three categories:

•	Vascular Intervention (“VI”): Spectranetics’ broad portfolio of VI devices consists of laser and aspiration catheters, AngioSculpt® scoring balloon catheters, which are a specialty balloon market leader, support catheters, and drug coated balloon catheters including its Stellarex™ and AngioSculptX™ products.

•	Lead Management (“LM”): Spectranetics’ is a global leader in devices for the removal of pacemaker and defibrillator cardiac leads. Spectranetics’ primary LM devices consist of its excimer laser sheaths, non-laser mechanical sheaths, its Bridge™ Occlusion Balloon, and cardiac lead management accessories.

•	Laser, service, and other: Spectranetics’ proprietary excimer laser system, the CVX-300®, is the only laser system approved in the United States, Europe, Japan, China and select other major global markets for use in multiple minimally invasive cardiovascular procedures. Spectranetics sells, rents and services the CVX-300 laser systems.

Available Information. Spectranetics files annual, quarterly and current reports, proxy statements and other information with the SEC. Spectranetics’ SEC filings are available to the public over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document Spectranetics files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Spectranetics maintains a website at www.spectranetics.com. These website addresses are not intended to function as hyperlinks, and the information contained on Spectranetics’ website and on the SEC’s website is not incorporated by reference in this Offer to Purchase and you should not consider it a part of this Offer to Purchase.

8.	Certain Information Concerning Purchaser, Parent and Royal Philips.

Purchaser. We are a Delaware corporation and a wholly owned subsidiary of Parent and were formed solely for the purpose of engaging in the transactions contemplated by the Merger Agreement, including the Offer and the Merger. To date, we have not carried on any activities other than those related to our formation, the Merger Agreement, the Offer and the Merger. We have minimal assets and liabilities other than the contractual rights and obligations as set forth in the Merger Agreement. As soon as practicable following the Offer Acceptance Time and the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we will merge with and into Spectranetics, with Spectranetics continuing as the Surviving Corporation. Our principal executive offices are located at 3000 Minuteman Road, Andover, Massachusetts 01810. The telephone number at such office is (978) 687-1501.

Parent. Parent is a Delaware corporation whose primary activities relate to integrated manufacturing and marketing of Royal Philips products to third parties, including products imported from affiliates of Royal Philips. The principal executive offices of Parent are located at 3000 Minuteman Road, Andover, Massachusetts 01810. The telephone number at such office is (978) 687-1501.

Royal Philips. Koninklijke Philips N.V., or Royal Philips, is a corporation organized under the laws of The Netherlands. The business address of Royal Philips is Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands. The business telephone number for Royal Philips is +31 20 59 77232. Royal Philips is a leading health technology company focused on improving people’s health and enabling better outcomes across the health continuum from healthy living and prevention to diagnosis, treatment and home care. Royal Philips leverages advanced technology and deep clinical and consumer insights to deliver integrated solutions. Headquartered in The Netherlands, the company is a leader in diagnostic imaging, image-guided therapy, patient monitoring and health informatics, as well as in consumer health and home care. Royal Philips’ health technology portfolio generated 2016 sales of €17.4 billion and employs approximately 70,000 employees with sales and services in more than 100 countries.

The name, country of citizenship, business address, business telephone number, current principal occupation or employment (including the name, principal business and address of the corporation or other organization in which such employment or occupation is conducted) and material occupations, positions, offices or employment held during the past five years (including the starting and ending dates of each and the name, principal business and address of the corporation or other organization in which such occupation was conducted), of each of the directors and executive officers of Purchaser, Parent and Royal Philips are set forth in Annex A of this Offer to Purchase.

We refer to Purchaser, Parent, Royal Philips and their respective subsidiaries and affiliates, collectively, as Philips.

Except as set forth elsewhere in this Offer to Purchase (including Section 10 — “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Spectranetics,” Section 11 — “The Merger Agreement; Other Agreements” and Annex A): (i) none of Purchaser, Parent, Royal Philips or, to our knowledge or the knowledge of Parent and Royal Philips after reasonable inquiry, any of the persons or entities listed in Annex A, or any associate or majority-owned subsidiary of the foregoing, has beneficial ownership (as defined by Rule 13d-3 under the Exchange Act) of any Shares or any other securities of Spectranetics, (ii) none of Purchaser, Parent, Royal Philips or, to our knowledge or the knowledge of Parent and Royal Philips after reasonable inquiry, any of the other persons or entities referred to in clause (i) has been party to any transaction in the Shares during the 60-day period preceding the date of this Offer to Purchase, (iii) during the two years prior to the date of this Offer to Purchase, there have been no transactions between us, Parent and Royal Philips or, to our knowledge or the knowledge of Parent and Royal Philips after reasonable inquiry, any of the persons listed in Annex A, on the one hand, and Spectranetics or any of its executive officers, directors or affiliates, on the other hand, (iv) during the two years prior to the date of this Offer to Purchase, there have been no negotiations, transactions or material contracts between us, Parent and Royal Philips or, to our knowledge or the knowledge of Parent and Royal Philips after reasonable inquiry, any of the persons listed in Annex A, on the one hand, and Spectranetics or any of its affiliates, on the other hand, concerning any merger, consolidation, acquisition, tender offer or other acquisition of any class of Spectranetics securities, election of Spectranetics directors or sale or other transfer of a material amount of Spectranetics assets, (v) there are no present or proposed material agreements, arrangements, understandings or relationships between us, Parent and Royal Philips or any of our or their respective executive officers, directors, controlling persons or subsidiaries, on the one hand, and Spectranetics or any of its executive officers, directors, controlling persons or subsidiaries, on the other hand, and (vi) during the past five years, none of us, Parent, Royal Philips or, to our knowledge or the knowledge of Parent and Royal Philips after reasonable inquiry, any of the persons or entities listed in Annex A, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him, her or it from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we, Parent and Royal Philips have filed with the SEC a Tender Offer Statement on Schedule TO (as amended, which we refer to as the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO and such documents are available to the public over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document filed by us and/or Parent and/or Royal Philips with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Royal Philips maintains a website at www.philips.com. These website addresses are not intended to function as hyperlinks, and the information contained on Royal Philips’ website and on the SEC’s website is not incorporated by reference in this Offer to Purchase and you should not consider it a part of this Offer to Purchase.

9.	Source and Amount of Funds.

The Offer is not subject to any financing condition. Because Royal Philips has guaranteed the performance by us of our obligations under the Merger Agreement, including our payment obligations with respect to the Offer and the Merger, we believe that the business, financial condition and results of Parent and Purchaser are not material to a decision by a holder of the Shares whether to sell, hold or tender their Shares into the Offer. Royal Philips will provide us with sufficient funds to purchase all Shares validly tendered in the Offer and will provide funding for our acquisition of the remaining Shares in the Merger. Royal Philips expects to fund such cash requirements in a combination of its available cash on hand and/or the issuance of corporate debt. Royal Philips has sufficient access to liquidity sources to fund the purchase of all Shares validly tendered in the Offer and the acquisition of the remaining Shares in the Merger if such debt issuance does not occur.

Royal Philips is currently discussing the issuance of debt with a group of its relationship banks. Royal Philips and such banks have not finalized any definitive arrangements or plans with respect to such debt issuance, if any. Royal Philips can provide no assurance as to when, or if, it might enter into such debt arrangements, or the form of such debt arrangements.

We estimate that the total amount of funds required to purchase all of the outstanding Shares pursuant to the Offer and to pay related fees and expenses will be approximately $1.715 billion.

10.	Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Spectranetics.

Royal Philips and its subsidiaries (“Philips”) regularly evaluate its business and plans and consider a variety of transactions to enhance its business. As part of this process, Philips has considered a number of alternatives for developing its healthcare and medical devices businesses, including acquisitions of other companies and businesses.

In November 2009, AngioScore Ireland Limited, an affiliate of Spectranetics, and Volcano Corporation, an affiliate of Philips, entered into a distribution agreement pursuant to which Volcano exclusively distributes certain Spectranetics catheter products in Japan. In January 2011, AngioScore, Inc., an affiliate of Spectranetics, was substituted for AngioScore Ireland Limited.

On January 10, 2017, representatives of Philips had an introductory meeting at the JP Morgan Healthcare Conference with Mr. Scott Drake, Chief Executive Officer of Spectranetics, and Mr. Shahriar Matin, Chief Operating Officer of Spectranetics, which was arranged by J.P. Morgan Securities LLC (“JP Morgan”) at Philips’ request.

On February 16, 2017, representatives of Philips met with Messrs. Drake and Matin to express Philips’ interest in a potential transaction with Spectranetics.

On February 17, 2017, Philips contacted representatives of Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”) to engage BofA Merrill Lynch as financial advisor and assist Philips in its evaluation of a potential transaction involving Spectranetics.

On March 9, 2017, Mr. Bert van Meurs, Business Group Leader for Image-Guided Therapy at Philips, and Mr. Jacob Giannotti, Vice President of M&A at Philips, had a telephone discussion with Messrs. Drake and Matin to reiterate Philips’ interest in a potential transaction with Spectranetics and that Philips would be prepared to deliver an offer to acquire Spectranetics in the coming days.

On March 14, 2017, Messrs. van Meurs and Giannotti had a telephone discussion with Messrs. Drake and Matin to deliver an initial offer from Philips to acquire Spectranetics for $34.00 per share. Later the same day, Philips delivered the offer in writing to Spectranetics in the form of a non-binding indication of interest letter.

On March 20, 2017, Messrs. Drake and Matin indicated on a telephone discussion with Messrs. van Meurs and Giannotti that the $34.00 per share price was insufficient, but acknowledged that there potentially was strategic value in a transaction with Philips and offered an in-person meeting under a confidentiality agreement to share limited additional information.

On March 20, 2017, Spectranetics delivered to Philips a draft confidentiality agreement which contained customary restrictions on the ability of Philips to take certain actions with respect to Spectranetics. Following the delivery of the draft confidentiality agreement by Spectranetics, representatives of Philips negotiated the terms of the draft confidentiality agreement with representatives of Spectranetics. On March 22, 2017, Spectranetics and Philips executed the confidentiality agreement.

On March 23, 2017, Messrs. van Meurs and Giannotti and Mr. Christopher Barys, Senior Vice President and Business Leader for Image-Guided Therapy at Philips, met with Messrs. Drake and Matin at Spectranetics’ office in Broomfield, Colorado, to review certain limited due diligence information about Spectranetics.

On March 31, 2017, Messrs. van Meurs and Giannotti had a telephone discussion with Messrs. Drake and Matin to deliver a revised offer from Philips to acquire Spectranetics for $35.00 per share. On such telephone discussion, Messrs. Drake and Matin indicated that there was still a gap in valuation but that Philips’ revised offer would be brought to the Spectranetics Board. On the same day, Philips delivered the offer in writing to Spectranetics in the form of a revised non-binding indication of interest letter.

On April 4, 2017, representatives of BofA Merrill Lynch had a telephone discussion with Mr. Todd Schermerhorn, a member of the Spectranetics Board with whom BofA Merrill Lynch had a longstanding relationship with, to provide context on Philips’ revised offer and reiterate the need for diligence.

On April 6, 2017, Messrs. van Meurs and Giannotti had a telephone discussion with Mr. Drake, during which Mr. Drake indicated that the $35.00 per share price was insufficient and that the Spectranetics Board would not be prepared to proceed with a transaction at that price.

On April 10, 2017, representatives of BofA Merrill Lynch delivered to representatives of JP Morgan, serving as Spectranetics’ financial advisor, Philips’ revised offer to acquire Spectranetics for $36.00 per share in the form of a revised non-binding indication of interest letter.

During the period between April 15, 2017 to April 19, 2017, representatives of JP Morgan indicated to representatives of BofA Merrill Lynch over several telephone discussions that although the Spectranetics Board did not consider the $36.00 per share price to be sufficient, the Spectranetics Board may be willing to provide Philips with additional due diligence in order to permit Philips to determine whether to increase its offer, if such diligence supported a higher value. BofA Merrill Lynch indicated that Philips would evaluate a higher price if it identified sources of incremental value in due diligence.

On April 20, 2017, representatives of JP Morgan indicated to representatives of BofA Merrill Lynch that although the Spectranetics Board did not consider the $36.00 per share price to be sufficient, Spectranetics was willing to provide Philips with additional due diligence based on the understanding that, subject to Philips’ due diligence review, Philips would need to increase its offer.

On April 22, 2017, Philips delivered to Spectranetics an initial due diligence request list outlining Philips’ high priority due diligence items.

On April 23, 2017, Messrs. van Meurs, Giannotti and Barys had a telephone discussion with Messrs. Drake and Matin to discuss agenda items for an in-person due diligence meeting between representatives of Philips and representatives of Spectranetics to occur in Denver. Messrs. Drake and Matin also re-iterated that Philips’ last offer of $36.00 was not sufficient. Additionally, Messrs. Drake and Matin previewed Spectranetics’ earnings results for the first quarter of 2017.

On April 26, 2017, Spectranetics provided Philips and its advisors with access to a virtual data room.

During the period from April 26, 2017 to May 24, 2017, Spectranetics provided Philips with additional due diligence information, and Philips was permitted to review certain documents provided in the virtual data room and hold certain due diligence calls with representatives of Spectranetics. During this period, Philips also delivered to Spectranetics several iterations of request lists of remaining high priority due diligence items.

On April 27, 2017, Spectranetics announced its results for the first quarter of 2017. In that announcement, Spectranetics reiterated its revenue guidance for 2017 at a range of $293 million - $306 million, an increase of 8% to 13% over 2016, and indicated that net loss was projected to be within a range of $57 million to $63 million.

On May 1, Cravath, Swaine & Moore LLP (“Cravath”), legal counsel to Spectranetics, delivered to Sullivan & Cromwell LLP (“S&C”), legal counsel to Philips, an initial draft of a merger agreement providing for a tender offer transaction.

On May 8, 2017 and May 9, 2017, representatives of Philips, BofA Merrill Lynch, S&C and Philips’ other outside consultants met with representatives of Spectranetics, JP Morgan and Cravath in Denver, Colorado, during which representatives of Spectranetics made several due diligence presentations, including with respect to finance, operations, regulatory and compliance.

On May 12, 2017, Messrs. van Meurs and Giannotti had a telephone discussion with Messrs. Drake and Matin to reiterate Philip’s continuing interest in the transaction, but also noted that any increase in Philips’ offer of $36.00 per share remained subject to due diligence.

During the period from May 12, 2017 to May 25, 2017, representatives of Philips and BofA Merrill Lynch had several telephone discussions with representatives of Spectranetics and JP Morgan to discuss the due diligence process and the timeline for the execution of the merger agreement.

On May 19, 2017, Messrs. van Meurs and Giannotti had a telephone discussion with Mr. Drake, during which Mr. Drake expressed concerns with the scope of due diligence and Philips’ ability to provide a revised offer with a higher valuation. Representatives of BofA Merrill Lynch and representatives of JP Morgan had a follow-up telephone discussion to discuss timelines and the due diligence process. Later the same day, Philips delivered to Spectranetics a revised due diligence request list.

On May 20, 2017, J.P. Morgan held a telephone discussion with BofA Merrill Lynch to communicate that the Board intended to complete its strategic review process near the end of May, and J.P. Morgan and BofA Merrill Lynch agreed on a timeline for the completion of Philips’ due diligence review and definitive contract negotiations consistent with that timeline.

On May 24, 2017, S&C delivered to Cravath a revised draft of the merger agreement and invited Cravath to engage in negotiations concerning the draft.

On May 25, 2017, Messrs. van Meurs and Giannotti had a telephone discussion with Messrs. Drake and Matin to discuss the status of the transaction and certain regulatory matters.

On May 28, 2017, Messrs. van Meurs and Giannotti had a telephone discussion with Messrs. Drake and Matin, during which they indicated that Philips was prepared to make a revised offer of $38.00 per share and outlined Philips’ remaining due diligence items.

On May 29, 2017, Cravath delivered to S&C a revised draft of the merger agreement and an initial draft of the disclosure schedules to the merger agreement.

On June 1, 2017, Messrs. van Meurs and Giannotti had a telephone discussion with Messrs. Drake and Matin to deliver a revised offer from Philips to acquire Spectranetics for $38.00 per share. Following the telephone discussion, Philips delivered the offer in writing to Spectranetics in the form of a revised non-binding indication of interest letter. Immediately after delivery of the revised indication of interest letter by Philips to Spectranetics, S&C delivered to Cravath a revised draft of the merger agreement.

On June 2, 2017, Messrs. van Meurs and Giannotti had a telephone discussion with Mr. Drake, during which Mr. Drake provided feedback from the meeting of the Spectranetics Board earlier that day. Mr. Drake indicated that the revised offer of $38.00 was not sufficient for Spectranetics to undertake a transaction and that the terms of the draft merger agreement provided by S&C were not satisfactory to the Spectranetics Board. Mr. Drake also indicated that the Spectranetics Board would be meeting on June 4, 2017 to make a decision as to whether to proceed with the transaction. Later that day, a representative of Cravath had a telephone discussion with representatives of S&C regarding the merger agreement. Following the discussion, Cravath delivered to S&C the revised draft of the merger agreement.

On June 3, 2017, Mr. Rob Cascella, Executive Vice President for the Diagnosis & Treatment Business for Philips, Mr. Stewart McCrone, Head of Mergers & Acquisitions for Philips, and Messrs. van Meurs and Giannotti had a telephone discussion with Mr. Drake, during which Messrs. Cascella, McCrone, van Meurs and Giannotti indicated that that the terms of the draft merger agreement provided by Cravath were not satisfactory to Philips and that Philips would not increase its offer of $38.00 per share. Later the same day, S&C delivered a revised draft of the merger agreement and disclosure schedules to Cravath, containing the terms under which Philips would be willing to forward with the transaction.

On June 4, 2017, representatives of Cravath had a telephone discussion with representatives of S&C regarding the merger agreement. Later that day, Messrs. Cascella and Giannotti had a telephone discussion with Mr. Drake, during which Mr. Drake provided feedback from the meeting of the Spectranetics Board earlier that day. Mr. Drake indicated that the terms of the draft merger agreement provided by S&C were not satisfactory to the Spectranetics Board and that a number of open issues remained. Mr. Drake indicated that, at the direction of the Spectranetics Board, he would direct Spectranetics personnel and representatives to cease working on matters related to the transaction.

On June 5, 2017, Mr. Cascella had a telephone discussion with Mr. Drake. After this conversation and further correspondence between representatives of Philips and Mr. Drake, the parties recognized that there were disagreements over key provisions of the merger agreement and the scope of due diligence. After such correspondences, Spectranetics determined that it would not be able to move forward with a transaction with Philips and ceased further negotiations. On the same day, Spectranetics terminated the access of Philips and its representatives to the virtual data room.

On June 9, 2017, representatives of BofA Merrill Lynch reached out to representatives of JP Morgan to propose a discussion between BofA Merrill Lynch and JP Morgan to review the merger agreement to explore whether the parties could constructively resolve the remaining open items.

On June 12, 2017, representatives of JP Morgan visited Mr. Frans van Houten, President and Chief Executive Officer of Philips, and Mr. McCrone in Amsterdam in a previously scheduled meeting unrelated to a potential transaction between Philips and Spectranetics. During the course of this visit, the Philips executives and JP Morgan representatives discussed the potential transaction.

Between June 13, 2017 and June 15, 2017, representatives of BofA Merrill Lynch and representatives of JP Morgan had several telephone discussions on open issues in the merger agreement and remaining due diligence items. JP Morgan indicated to BofA Merrill Lynch that management of Spectranetics would consider re-starting negotiations regarding a transaction, subject to approval by the Spectranetics Board.

On June 17, 2017, representatives of JP Morgan had a telephone discussion with representatives of BofA Merrill Lynch, during which JP Morgan indicated that the Spectranetics Board authorized the restarting of negotiations regarding a transaction so long as the parties continue to work constructively to resolve the remaining items in the merger agreement. The JP Morgan representatives indicated that Cravath would provide a revised draft of the merger agreement.

On June 19, 2017, Cravath delivered to S&C a revised draft of the merger agreement.

During the period from June 19, 2017 to June 27, 2017, Philips undertook additional due diligence of Spectranetics’ financial, legal and regulatory compliance, including review of additional documents provided in the virtual data room (which was re-opened on June 25, 2017) and having certain due diligence calls with representatives of Spectranetics. On June 20, 2017, representatives from S&C and a representative from Cravath met to discuss and negotiate the merger agreement.

On June 21, 2017, representatives from Philips, BofA Merrill Lynch and S&C and representatives from Spectranetics, JP Morgan and Cravath had an “all-hands” telephone discussion to review and negotiate open items in the merger agreement. Following this telephone discussion, a representative from Cravath and representatives from S&C had a telephone discussion to resolve certain open points in the merger agreement.

On June 22, 2017, representatives from Philips, BofA Merrill Lynch and S&C and representatives from Spectranetics, JP Morgan and Cravath had several telephone discussions to negotiate open items in the merger agreement. On the same day, Mr. Drake conveyed to Mr. McCrone on a telephone discussion that Spectranetics would consider moving forward with a transaction at a price of $38.50 per share. In that telephone discussion,

Mr. McCrone informed Mr. Drake that he was not authorized to increase Philips’ offer price beyond $38.00 per share. Mr. Drake also communicated information concerning certain matters relating to the approval and commercial launch of Stellarex.

On June 23, 2017, Mr. McCrone conveyed to Mr. Drake a revised and final offer from Philips to acquire Spectranetics for $38.50 per share, subject to the completion of additional due diligence concerning regulatory matters and the parties reaching agreement on the merger agreement. Later that same day, representatives from S&C and representatives from Cravath had a telephone discussion, during which S&C shared with Cravath the specific terms in the merger agreement under which Philips was prepared to move forward at the increased price of $38.50 per share.

On June 24, 2017, S&C delivered to Cravath a revised draft of the merger agreement. From June 24, 2017 to June 27, 2017, Philips conducted additional due diligence concerning regulatory matters and S&C and Cravath exchanged multiple drafts of the merger agreement and the disclosure schedules and had several telephone discussions to finalize the documentation.

On June 27, 2017, Mr. Drake indicated to Mr. McCrone in a telephone discussion that the Spectranetics Board, at a meeting duly called and held, adopted resolutions: (i) approving and declaring advisable the Agreement, the Merger and the execution, delivery and performance by Spectranetics of the Merger Agreement and the consummation of the transactions contemplated thereby; (ii) resolving that the Merger shall be effected under Section 251(h) of the DGCL; and (iii) recommending that Spectranetics stockholders accept the Offer and tender their Shares in the Offer. Later that day, the merger agreement was executed and delivered on behalf of each of Spectranetics, Parent and Purchaser, and Royal Philips executed and delivered its guarantee.

On June 28, 2017, at 7:30 am (Central European time), Philips and Spectranetics issued a joint press release announcing the execution of the Agreement, and on July 12, 2017, Purchaser commenced the Offer.

11.	The Merger Agreement; Other Agreements

The Merger Agreement

The following is a summary of certain provisions of the Merger Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO, which is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO, and any other filings that we make with the SEC with respect to the Offer or the Merger, may be obtained in the manner set forth in Section 8 — “Certain Information Concerning Purchaser, Parent and Royal Philips—Available Information.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.

Explanatory Note Regarding the Merger Agreement

The Merger Agreement is included to provide you with information regarding its terms. Factual disclosures about Parent, us and Spectranetics or any of our or their respective affiliates contained in this Offer to Purchase or in our or their respective public reports filed with the SEC, as applicable, may supplement, update or modify the factual disclosures about Parent, us and Spectranetics or any of our or their respective affiliates contained in the Merger Agreement. The representations, warranties and covenants made in the Merger Agreement by Parent, us and Spectranetics were qualified and subject to important limitations agreed to by Parent, us and Spectranetics in connection with negotiating the terms of the Merger Agreement. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to consummate the Offer or the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in schedules that were provided by each party to the other but are not publicly filed as part of the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this Offer to Purchase.

The Offer

The Merger Agreement provides that we will commence the Offer as promptly as practicable after the date of the Merger Agreement (but in no event later than July 12, 2017). Subject to the satisfaction or waiver by us and Parent of the conditions that are described in Section 15 — “Conditions to the Offer,” we will (and Parent will cause us to), at or as promptly as practicable after the Expiration Date, irrevocably accept for payment and at or as promptly as practicable after such acceptance (but no later than the third business day thereafter) pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer. The initial Expiration Date will be 12:00 midnight, New York City time, on August 9, 2017 (one minute after 11:59 P.M., New York City time, on August 8, 2017).

Terms and Conditions of the Offer

Our obligations to accept for payment, and pay for, any Shares tendered pursuant to the Offer are subject to Offer Conditions (as defined below). We expressly reserve the right to (i) increase the Offer Price, (ii) waive any Offer Condition other than the Minimum Condition and (iii) make any other changes to the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement; provided, however, that, unless otherwise expressly provided by the Merger Agreement, without the prior written consent of Spectranetics, we will not, and Parent will cause us not to, (A) decrease the Offer Price, (B) change the form of consideration payable in the Offer, (C) decrease the maximum number of Shares sought to be purchased in the Offer, (D) impose any conditions to the Offer other than the Offer Conditions, (E) amend, modify or supplement any of the Offer Conditions in a manner that makes such Offer Condition more difficult to satisfy, (F) amend, modify or waive the Minimum Condition, (G) except as otherwise required or expressly permitted by the Merger Agreement, extend or otherwise change the Expiration Date, (H) provide for any “subsequent offering period” within the meaning of Rule 14d-11 under the Exchange Act or (I) otherwise amend, modify or supplement any of the other material terms of the Offer in a manner that makes the Offer Conditions more difficult to satisfy (except for actions described in any of “(A)” through “(I)” above that are (1) expressly required by the Merger Agreement, (2) required by Law or (3) taken in response to written comments or questions received from the SEC).

Extensions of the Offer

If, as of the Expiration Date, any Offer Condition is not satisfied or waived by us and by Parent (to the extent such waiver is permitted under the Merger Agreement and applicable law), we are required to extend the Offer on one or more occasions, in consecutive increments of up to 10 business days per extension, to permit such Offer Condition to be satisfied. In addition, we will extend the Offer for the minimum period required by any legal requirement, interpretation or position of the SEC or its staff or NASDAQ or its staff. However, in no event will we be required to extend the Offer beyond the Extension Deadline.

Spectranetics Board Recommendation

The Spectranetics Board has, at a meeting duly called and held, adopted resolutions (i) approving and declaring advisable the Agreement, the Merger and the execution, delivery and performance by Spectranetics of the Merger Agreement and the consummation of the transactions contemplated thereby; (ii) resolving that the Merger shall be effected under Section 251(h) of the DGCL; and (iii) recommending that Spectranetics stockholders accept the Offer and tender their Shares in the Offer.

The Merger

The Merger Agreement provides that, subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time, which will occur as soon as practicable following the Offer Acceptance Time:

•	we will be merged with and into Spectranetics and, as a result of the Merger, our separate corporate existence will cease;

•	Spectranetics will be the Surviving Corporation in the Merger and will become a wholly owned subsidiary of Parent; and

•	all of our properties, rights, privileges, powers and franchises and those of Spectranetics will vest in Spectranetics as the Surviving Corporation, and all of our debts, liabilities and duties and those of Spectranetics will become the debts, liabilities and duties of Spectranetics as the Surviving Corporation.

Application of Section 251(h) of the DGCL. The Merger will be governed by Section 251(h) of the DGCL. Accordingly, after the Offer Acceptance Time, Parent, we and Spectranetics have agreed, subject to satisfaction of the conditions set forth in the Merger Agreement, to consummate the Merger as soon as practicable following the Offer Acceptance Time.

Certificate of Incorporation; Bylaws. The Merger Agreement provides that the certificate of incorporation of the Surviving Corporation will be amended and restated as of the Effective Time to be in the form of the certificate of incorporation attached to the Merger Agreement as an exhibit and the parties will take all requisite action so that at the Effective Time the bylaws of the Surviving Corporation will be amended and restated to be in the form of the bylaws attached to the Merger Agreement as an exhibit.

Changes of Directors and Officers in Connection with the Offer and the Merger. The Merger Agreement provides that the directors and officers of Purchaser immediately prior to the Effective Time will be the directors and officers of the Surviving Corporation immediately following the Effective Time.

Merger Closing Conditions. Our obligations and the obligations of Parent and Spectranetics to effect the Merger are subject to the satisfaction of each of the following conditions:

•	there not having been issued or enacted by any governmental authority of competent jurisdiction any order or law that is in effect and that prohibits, restrains or makes illegal the consummation of the Merger; and

•	Purchaser having irrevocably accepted for payment all of the Shares validly tendered pursuant to the Offer and not properly withdrawn.

Merger Consideration. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than Shares that are held by any stockholders who properly demand appraisal in connection with the Merger as described in Section 17 — “Certain Legal Matters; Regulatory Approvals—Appraisal Rights”) will be converted automatically into the right to receive the Offer Price in cash, without interest, subject to any withholding of taxes required by applicable legal requirements, except for Shares then owned by Parent or Purchaser and Shares held by Spectranetics as treasury stock, which Shares will be canceled and will cease to exist, and no consideration will be delivered in exchange therefor.

Payment for Shares. Prior to the Closing, Parent will designate, pursuant to the terms of the Merger Agreement, a bank or trust company reasonably acceptable to Spectranetics to act as paying agent (in such capacity, the “Paying Agent”) for the holders of Shares to receive the funds to which holders of such Shares become entitled pursuant to the Merger. At or prior to the Effective Time, Parent will deposit, or cause to be deposited, with the Paying Agent cash sufficient to make payment of the cash consideration payable in connection with the Merger.

As soon as reasonably practicable after the Effective Time (but in no event later than three business days thereafter), Parent and the Surviving Corporation will cause the Paying Agent to mail to each person who was, at the Effective Time, a holder of record of Shares entitled to receive the Merger Consideration (other than Shares then owned by Parent or Purchaser and Shares held by Spectranetics as treasury stock) (i) a letter of transmittal (which will specify that delivery will be effected, and risk of loss and title to the Share Certificates or non-certificated Shares represented by book-entry (“Book-Entry Shares”) will pass, only upon proper delivery of the Share Certificates to the Paying Agent and which will be in a form with such customary provisions as Parent and Spectranetics reasonably agree prior to the Closing) and (ii) instructions for use in effecting the surrender of the Share Certificates or Book-Entry Shares in exchange for the payment of the Merger Consideration. Upon surrender to the Paying Agent of Share Certificates or Book-Entry Shares for cancellation, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other customary documents as may reasonably be required by the Paying Agent, the holder of such Share Certificates or Book-Entry Shares will be entitled to receive in exchange therefor the Merger Consideration for each Share formerly evidenced by such Share Certificates or Book-Entry Shares, and such Share Certificates and Book-Entry Shares will then be canceled. If the payment of any Merger Consideration is to be made other than to the person in whose name the surrendered Share Certificates or Book-Entry Shares formerly evidencing the Shares is registered, it will be a condition of payment that the Share Certificates and Book-Entry Shares so surrendered will be endorsed properly or otherwise be in proper form for transfer and that the person requesting such payment will have paid all transfer and other taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the Share Certificate or Book-Entry Share surrendered and will have established to the reasonable satisfaction of the Surviving Corporation that such tax either has been paid or is not applicable.

If a stockholder has lost a Share Certificate or if it has been stolen or destroyed, the stockholder will be required to provide an affidavit of that fact and, if required by the Surviving Corporation, post a bond in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it in respect of such Share Certificate.

Any funds which had been made available to the Paying Agent and not disbursed to holders of Share Certificates or Book-Entry Shares and which remain undistributed to holders of Shares for 180 days after the Effective Time will be delivered to Parent, upon demand, and, thereafter, any holder of Share Certificates who has not theretofore received the Merger Consideration will be entitled to look to the Surviving Corporation only, and the Surviving Corporation will remain liable, for payment of the Merger Consideration that may be payable to such holder (subject to abandoned property, escheat and other similar legal requirements). Any amounts remaining unclaimed by such holders immediately prior to the time at which such amounts would otherwise escheat to or become property of any governmental authority will become, to the extent permitted by applicable law, the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

Each of the Surviving Corporation, Parent and the Paying Agent will be entitled to deduct and withhold from the Merger Consideration payable to any holder of Shares, Spectranetics Options, Spectranetics RSUs, Spectranetic PSUs and Spectranetics Restricted Shares such amounts as are required to be deducted and withheld with respect to the making of such payment under the U.S. Internal Revenue Code, the treasury regulations promulgated thereunder or any provision of state, local or non-U.S. tax law. To the extent that amounts are so withheld and paid to the appropriate taxing authority, such withheld amounts will be treated for all purposes of the Merger Agreement as having been paid to the person in respect of which such deduction and withholding was made.

Treatment of Spectranetics Options, Spectranetics Restricted Shares, Spectranetics RSUs and Spectranetics PSUs

Each Spectranetics Option that is outstanding and unexercised as of immediately prior to the Effective Time, whether vested or unvested, will, as of the Effective Time, be canceled and be converted into the right to receive a lump-sum cash payment, without interest, equal to the product obtained by multiplying (i) the total number of Shares for which such Spectranetics Option has not then been exercised and (ii) the excess, if any, of (x) the Offer Price over (y) the exercise price per Share subject to such Spectranetics Option. Each Spectranetics Option with an exercise price per Share that is greater than the Offer Price will be canceled and the holder thereof will not have any right to receive any payment in respect thereof.

Each Spectranetics RSU that is outstanding as of immediately prior to the Effective Time will, as of the Effective Time, be canceled and converted into the right to receive a lump-sum cash payment, without interest, equal to the product of (i) the number of Shares subject to such Spectranetics RSU immediately prior to the Effective Time and (ii) the Offer Price.

Each Spectranetics PSU that is outstanding as of immediately prior to the Effective Time will, as of the Effective Time, be canceled and converted into the right to receive a lump-sum cash payment, without interest, equal to the product of (i) (A) for Spectranetics PSUs granted in 2016, the number of Shares subject to such Spectranetics PSU (provided, that any applicable performance conditions will be deemed to have been achieved at 150% of the target performance level) and (B) for Spectranetics PSUs granted in 2017, the number of Shares subject to such Spectranetics PSU (provided, that any applicable performance conditions will be deemed to have been achieved at the target performance level) and (ii) the Offer Price; provided, that the foregoing treatment of Spectranetics PSUs will not apply to Spectranetics PSUs granted in 2016 to the extent otherwise agreed among Spectranetics, Parent and the holder of such Company PSU.

Each Spectranetics Restricted Share that is outstanding as of immediately prior to the Effective Time will, as of the Effective Time, be canceled and converted into the right to receive a lump-sum cash payment, without interest, equal to the Offer Price.

Representations and Warranties

The Merger Agreement contains representations and warranties of Parent, us and Spectranetics.

Some of the representations and warranties in the Merger Agreement made by Spectranetics are qualified as to “materiality,” “Material Adverse Effect” and “knowledge.” For purposes of the Merger Agreement, “Material Adverse Effect” with respect to Spectranetics means any effect, change, event, occurrence, circumstance or development that, individually or in the aggregate with other effects, changes, events, occurrences, circumstances or developments (a) would prevent or materially delay, interfere with, impair or hinder the consummation by Spectranetics of the transactions contemplated by the Merger Agreement on a timely basis or (b) has a material adverse effect on the business, assets, financial condition or results of operations of Spectranetics and its subsidiaries taken as a whole; provided, however, that none of the following, and no effect, change, event, occurrence, circumstance or development arising out of, or resulting from the following, will constitute, and none of the following will be taken into account, individually or in the aggregate, in determining whether a Material Adverse Effect has occurred or may occur:

(i)	any change generally affecting the economy, credit or financial or capital markets in the United States or elsewhere in the world, including changes in interest or changes rates;

(ii)	any change generally affecting the medical device industry;

(iii)	any change in law, United States generally accepted accounting principles (“GAAP”) or accounting standards;

(iv)	the negotiation, execution, announcement, pendency or performance of the Merger Agreement or the consummation or pendency of the transactions contemplated thereby (other than for purposes of the representations and warranties relating to non-contravention and consents), including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees or governmental authorities, or any litigation arising from allegations of breach of fiduciary duty or violation of law relating to the Merger Agreement or the transactions contemplated thereby;

(v)	any acts of war (whether or not declared), sabotage or terrorism, or any escalation or worsening thereof;

(vi)	volcanoes, tsunamis, pandemics, earthquakes, floods, storms, hurricanes, tornadoes or other natural disasters;

(vii)	any action taken by Spectranetics or its subsidiaries that is required by the Merger Agreement or with Parent’s written consent or at Parent’s written request, or the failure to take any action by Spectranetics or its subsidiaries if that action is prohibited by the Merger Agreement to the extent parent fails to give its consent thereto after a written request therefor under the Merger Agreement;

(viii)	any change resulting or arising from the identity of, or any facts or circumstances relating to, Parent, Purchaser or any of their respective affiliates;

(ix)	any change or prospective change in Spectranetics’ credit ratings;

(x)	any change in the price or trading volume of the Shares; or

(xi)	any failure to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position;

provided, that the exceptions in “(ix),” “(x) and “(xi)” above will not prevent or otherwise affect a determination that the underlying cause of any such change or failure referred to therein (if not otherwise falling within any of the exceptions provided by “(i)” through “(xi)” above) is a Material Adverse Effect; provided, further, however, that any effect, change, event, occurrence, circumstance or development referred to in “(i),” “(ii),” “(v)” or “(vi)” above may be taken into account in determining whether or not there has been a Material Adverse Effect to the extent such effect, change, event, occurrence, circumstance or development has a materially disproportionate adverse effect on Spectranetics and its subsidiaries, taken as a whole, as compared to other participants in the medical device industry (in which case only the incremental materially disproportionate impact or impacts may be taken into account in determining whether or not there has been or may be a Material Adverse Effect).

Some of the representations and warranties in the Merger Agreement made by Parent and us are qualified as to “materiality” or “Parent Material Adverse Effect.” For purposes of the Merger Agreement, a “Parent Material Adverse Effect” means any effect, change, event, circumstance or occurrence that would prevent or materially delay, interfere with, impair or hinder (i) the consummation by Parent or us of any of the transactions contemplated by the Merger Agreement on a timely basis or (ii) the compliance by Parent or us of their obligations under the Merger Agreement.

In the Merger Agreement, Spectranetics has made customary representations and warranties to Parent and us with respect to, among other things:

•	the due organization, valid existence, good standing and qualification to do business of Spectranetics and its subsidiaries;

•	the subsidiaries of Spectranetics;

•	the certificate of incorporation and bylaws of Spectranetics and its subsidiaries;

•	Spectranetics’ capitalization;

•	the corporate authority and power of Spectranetics to perform its obligations under the Merger Agreement and the binding nature of the Merger Agreement;

•	the absence of any conflict between the execution of the Merger Agreement and the consummation of the Offer and the Merger, on the one hand, and the organizational or governing documents or certain agreements of Spectranetics and its subsidiaries or applicable laws, on the other hand;

•	the non-applicability of governmental consents, approvals, orders, authorizations, registrations, declarations or filings to the execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby;

•	Spectranetics’ SEC filings and financial statements;

•	Spectranetics’ internal controls and procedures;

•	the absence of certain undisclosed liabilities;

•	the absence of certain changes;

•	the absence of litigation or other legal proceedings, orders, claims or investigations;

•	compliance with applicable laws and regulatory requirements;

•	regulatory matters, including compliance with Food and Drug Administration Requirements, anti-kickback laws and data protection laws;

•	compliance with certain anti-corruption and anti-bribery laws and export control laws;

•	the possession of governmental authorizations necessary to conduct Spectranetics’ business;

•	tax matters, including filings of tax returns and payment of taxes;

•	employee benefit matters, including the status of employee benefit plans;

•	labor matters;

•	environmental matters;

•	intellectual property matters, including the absence of infringement of rights of others;

•	the inapplicability of any anti-takeover law to the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement and the non-existence of a stockholder rights agreement;

•	real and personal property;

•	material contracts and the absence of any defaults under material contracts;

•	insurance coverage;

•	the inapplicability of a stockholder vote required to authorize or adopt the Merger Agreement or to consummate the transactions contemplated by the Merger Agreement;

•	absence of affiliate transactions;

•	the receipt by the Spectranetics Board of a fairness opinion from J.P. Morgan Securities LLC;

•	parties entitled to financial advisory fees based on Spectranetics’ arrangements; and

•	the accuracy of information supplied by Spectranetics for inclusion in this Offer to Purchase, and the absence of material untrue statements or omissions in the Schedule 14D-9.

In the Merger Agreement, we and Parent have made customary representations and warranties to Spectranetics with respect to, among other things:

•	the due organization, valid existence, good standing and qualification to do business of Parent;

•	Purchaser’s capitalization;

•	the formation and activities of Purchaser;

•	the corporate authority and power of Parent and Purchaser to perform their respective obligations under the Merger Agreement and the binding nature of the Merger Agreement;

•	the absence of any conflict between the execution of the Merger Agreement and the consummation of the Offer and the Merger, on the one hand, and the organizational or governing documents or certain agreements of Parent and Purchaser or applicable laws, on the other hand;

•	the non-applicability of governmental consents, approvals, orders, authorizations, registrations, declarations or filings to the execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby;

•	the accuracy of information supplied by Parent and Purchaser for inclusion in the Schedule 14D-9, and the absence of material untrue statements or omissions in this Offer to Purchase;

•	the absence of any transaction-related litigation or other legal proceedings, claims or investigations;

•	the availability of funds necessary to perform Parent’s obligations under the Merger Agreement, including the payment of the aggregate Offer Price and consideration payable in the Merger;

•	the lack of ownership of Shares by Parent, Purchaser or their respective controlled affiliates;

•	the absence of certain arrangements between Parent, Purchaser or any of their controlled affiliates, on the one hand, and any member of Spectranetics’ management or the Spectranetics Board, on the other hand, that relate in any way to Spectranetics or any of its subsidiaries, the Shares or the transactions contemplated by the Merger Agreement;

•	parties entitled to financial advisory fees based on Parent’s and our arrangements; and

•	the execution and delivery of the Royal Philips Guarantee.

None of the representations and warranties contained in the Merger Agreement survive the consummation of the Merger.

Conduct of Business of Spectranetics

The Merger Agreement provides that, during the period from the date of the Merger Agreement until the Effective Time, except as required by applicable law or as contemplated, required or permitted by the Merger Agreement, unless Parent otherwise consents in writing (which consent may not be unreasonably withheld, delayed or conditioned), Spectranetics will, and will cause each of its subsidiaries to, carry on its business in all material respects in the ordinary course of business. To the extent consistent with the foregoing, Spectranetics will, and will cause its subsidiaries to, use its and their commercially reasonable efforts to preserve its and each of its subsidiaries’ business organizations substantially intact and preserve existing relations with key customers, suppliers, distributors, partners, employees, governmental authorities and other persons with whom Spectranetics or its subsidiaries have significant business relationships, in each case, consistent with past practice.

In addition, without limiting the generality of the foregoing paragraph, and except as required by applicable law or as contemplated, required or permitted by the Merger Agreement, during the period from the date of the Merger Agreement until the Effective Time, unless Parent otherwise consents in writing (which consent may not be unreasonably withheld, delayed or conditioned), Spectranetics will not, and will not permit any of its subsidiaries to, take certain actions, including the following:

•	amend its certificate of incorporation or bylaws or amend in any material respect the comparable organizational documents of any of its subsidiaries;

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(i) issue, sell, grant, deliver, pledge, transfer, encumber or authorize the issuance, sale, grant, delivery, pledge, transfer or encumbrance by Spectranetics of any shares of its capital stock or other equity or voting interests, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of its capital stock or other equity or voting interests, or any rights, calls, warrants, restricted securities, right to acquire or options to purchase any shares of its capital stock or other equity or voting interests, except for any issuance, sale or grant (A) between or among the Company and its Subsidiaries or (B) required pursuant to the exercise or settlement of equity awards or obligations under equity award plans outstanding on the date of the Merger Agreement in accordance with the terms of the applicable equity award plan in effect on the date of the Merger Agreement or granted after the date thereof not in violation thereof, (ii) redeem, purchase or otherwise acquire any of its outstanding shares of capital stock or other equity or voting interests, or any rights, warrants or options to acquire any shares of its capital stock or other equity or voting interests, except (A) pursuant to written commitments in effect as of the date of the Merger Agreement with former directors or employees in connection with the termination of their services to Spectranetics or any of its subsidiaries or (B) in connection with the satisfaction of tax withholding obligations with respect to equity awards of Spectranetics, acquisitions by

Spectranetics in connection with the forfeiture of such equity awards or acquisitions by Spectranetics in connection with the net exercise of Spectranetics Options, (iii) in the case of Spectranetics, establish a record date for, declare, accrue, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock or other equity or voting interests or (iv) split, combine, subdivide or reclassify any shares of its capital stock or other equity or voting interests;

•	(i) incur or guarantee any Indebtedness or enter into any “keep well” or other contract to maintain any financial statement condition of another person, except for (A) indebtedness, guarantees, “keep well” or other contracts between or among any of Spectranetics and any of its subsidiaries, (B) letters of credit issued in the ordinary course of business) and (C) indebtedness incurred under Spectranetics’ existing credit agreements (including in respect of letters of credit), or (ii) make any loans, capital contributions or advances to any person, other than to Spectranetics or any of its subsidiaries;

•	adopt or implement any stockholder rights plan or similar arrangement;

•	other than with respect to intellectual property, sell, lease, license or otherwise transfer to any person, in a single transaction or series of related transactions, material properties or assets, except (i) dispositions of obsolete, worn out or surplus assets or assets that are no longer used or useful in the conduct of the business of the Spectranetics or any of its subsidiaries, (ii) transfers between or among Spectranetics and its subsidiaries, (iii) pursuant to existing contracts in effect on the date of the Merger Agreement or (iv) in the ordinary course of business (which includes (A) leases, subleases or licenses of immaterial portions of certain real property of Spectranetics in the ordinary course of business and (B) sales or other dispositions of supplies, inventory, merchandise or products in the ordinary course of business);

•	sell, transfer, license, encumber, abandon, cancel, permit to lapse or otherwise dispose of any intellectual property owned by Spectranetics or any of its subsidiaries except grant non-exclusive licenses (without any right to sublicense) of such intellectual property in the ordinary course of business;

•	make or authorize capital expenditures, except (i) in an aggregate amount not to exceed the aggregate amount budgeted in Spectranetics’ capital expense budget approved by the Spectranetics Board that was made available to Parent prior to the date of the Merger Agreement and (ii) capital expenditures in excess of the aggregate amount budgeted in such budget not exceeding $1 million in the aggregate during any fiscal quarter;

•	make any acquisition of any business (whether by merger, sale of stock, sale of assets or otherwise), except in the ordinary course of business (which includes acquisitions of supplies, inventory, merchandise or products in the ordinary course of business);

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(i) grant to any director, officer or employee any increase in compensation (except that Spectranetics (A) may provide increases in compensation or benefits to employees at the director level and below in the ordinary course of business and (B) may make annual or quarterly bonus payments and sales commission payments in the ordinary course of business pursuant to the terms of a benefits in effect on the date of the Merger Agreement), (ii) grant to any director, officer or employee any increase in severance, change-in-control, retention or termination pay (other than in connection with promotions in the ordinary course of business), (iii) enter into any employment or consulting agreement with any director, officer or employee, (iv) except as permitted under clause (ii), establish, adopt, enter into, terminate or amend any collective bargaining agreement or benefits plan (or any plan, program, arrangement, practice or agreement that would be a benefits plan if it were in existence on the date hereof) other than amendments that do not materially increase the cost of maintaining such benefits plan, (v) take any action to accelerate any compensation, rights or benefits under any benefits plan, fund or in any other way secure the payment of any compensation, rights or benefits under any benefits plan, or amend or waive any vesting criteria under any benefits plan, (vi) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any benefits plan that is required by applicable law to be funded or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or applicable law, (vii) forgive any loans to any director, officer or employee, or (viii) hire any employee above the director level or engage any independent contractor or consultant (who is a natural person) with annual fees in excess of $250,000, except, in the case of each of “(i)” through “(viii)” above, as required pursuant to the terms of any benefits plan in effect on the date of the Merger Agreement (provided, that the foregoing does not restrict Spectranetics or any of its subsidiaries from (x) entering into or making available to newly hired employees or to employees in the context of promotions based on job performance or workplace requirements, in each case, in the ordinary course of business, plans, agreements, benefits and compensation arrangements that have a value that is consistent with the past practice of making compensation and benefits available to newly hired or promoted employees in similar positions and (y) providing newly hired employees with cash-based awards of up to $25,000 per employee for employees below the director level and up to $50,000 per employee for employees at the director level, in amounts and with vesting schedules and other material terms that are consistent with those of the equity awards historically granted to similarly situated newly hired employees of Spectranetics or its subsidiaries in the ordinary course of business; provided that the consummation of the transactions contemplated by the Merger Agreement will not, either alone or in combination with another event, accelerate the time of payment or vesting of such cash-based awards);

•	make any material change in (i) its financial accounting methods, principles or policies materially affecting the consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except as may be required by a change in GAAP or (ii) its policies regarding inventory, sales or receivables, except in the ordinary course of business consistent with past practice;

•	adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Spectranetics or any of its subsidiaries;

•	grant any lien other than a permitted lien on any of its material assets other than to secure indebtedness permitted under the Merger Agreement;

•	settle, release, waive or compromise any pending or threatened legal proceeding, other than proceedings (i) relating to a breach of the Merger Agreement or (ii) pursuant to a settlement that does not relate to any of the transactions contemplated by the Merger Agreement and that results solely in a monetary obligation involving only the payment of monies by Spectranetics or any of its subsidiaries in settlement or compromise of amounts that do not, individually or in the aggregate, exceed $500,000 (inclusive of insurance proceeds);

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other than as required by applicable law, (i) make any change (or file a request to make any such change) in any method of tax accounting, any annual tax accounting period or any material tax election, (ii) file any material amendment to any tax return, (iii) settle or compromise any claim or assessment in respect of material taxes, (iv) surrender any claim for a refund of material taxes, (v) enter into any closing agreement relating to material taxes, (vi) file any material tax return that is inconsistent with past practice, (vii) consent to any extension or waiver of the limitations period applicable to any tax claim or assessment in respect of material taxes (in each case of “(i)” through “(vii)” other than in the ordinary course of business) or (viii) take any action (other than in the ordinary course of business) which would reasonably be expected to result in a material increase in the tax liability of the Spectranetics or any of its subsidiaries, or, in respect of any taxable period (or portion thereof) ending after the closing of the Merger, the tax liability of Parent or Spectranetics;

•	form any subsidiary or enter into any joint venture, partnership, limited liability corporation or similar arrangement;

•	amend or modify in any material respect any material contract, other than in the ordinary course of business consistent with past practice; or

•	authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions.

The Merger Agreement further provides that neither Parent nor Purchaser may knowingly take or permit any of their respective affiliates to take any action that could reasonably be expected to prevent or to impede, interfere with, hinder or delay in any material respect the consummation of the transactions contemplated by the Merger Agreement.

No Solicitation

Spectranetics has agreed to, and to cause its subsidiaries and representatives to, immediately cease any solicitation, encouragement, discussions or negotiations with any persons with respect to a Takeover Proposal (as defined below) that existed prior to the date of the Merger Agreement and, from the date of the Merger Agreement until the Effective Time, not to, directly or indirectly:

•	initiate, solicit or knowingly facilitate or encourage (including by way of furnishing non-public information) the making of any Takeover Proposal;

•	engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any non-public information in connection with, in response to or for the purpose of facilitating or encouraging, a Takeover Proposal;

•	enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement with respect to either a Takeover Proposal or any proposal or offer that could reasonably be expected to lead to a Takeover Proposal; or

•	release any person from, waive any provision of or fail to enforce any standstill agreement to which Spectranetics or any of its subsidiaries is a party, unless taking such action is reasonably likely to lead to the receipt by Spectranetics of a Superior Proposal.

However, if at any time after the date of the Merger Agreement and prior to the Offer Acceptance Time, Spectranetics or any of its representatives receives an unsolicited bona fide written Takeover Proposal, which Takeover Proposal did not result from any breach of the “No Solicitation” or “Change of Board Recommendation” provisions of the Merger Agreement, then (i) Spectranetics and its representatives may contact such person or group of persons making the Takeover Proposal to request that such person or group clarify the terms and conditions thereof in writing and (ii) if (A) the Spectranetics Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Takeover Proposal constitutes or is reasonably likely to lead to a Superior Proposal (as defined below) and that failure to take such action would be inconsistent with Spectranetics’ directors’ fiduciary duties under applicable law, and (B) prior to or concurrently with furnishing any information to, or entering into discussions or negotiations with, the person or group of persons making such Takeover Proposal, Spectranetics provides written notice to Parent of the identity of such person or group and of Spectranetics’ intention to furnish information to, or enter into discussions with, such person or group, then Spectranetics and its representatives may (x) enter into a confidentiality agreement (which confidentiality agreement must contain provisions no less favorable in the aggregate to Spectranetics than those contained in the Confidentiality Agreement (as defined below)) with such person or group and furnish pursuant (but only pursuant) thereto information (including non-public information) with respect to Spectranetics and its subsidiaries to such person or group (provided that Spectranetics will substantially contemporaneously provide to Parent any non-public information concerning Spectranetics and its subsidiaries that is provided to any person or group given such access which was not previously provided to Parent or its representatives and (y) engage in or otherwise participate in discussions or negotiations with such person or group).

For purposes of the Merger Agreement, “Takeover Proposal” means any inquiry, proposal or offer from any person or group of persons (other than Parent and its subsidiaries) relating to any (i) direct or indirect acquisition, license, lease, exchange or other disposition of assets, in a single transaction or series of related transactions, of 20% or more of the consolidated assets of Spectranetics and its subsidiaries (including equity securities of Spectranetics’ subsidiaries) or to which 20% or more of Spectranetics’ revenues or earnings on a consolidated basis are attributable, (ii) issuance or direct or indirect acquisition, in a single transaction or series of related transactions, of 20% or more of the voting power of or of any class of equity securities of Spectranetics, (iii) tender offer or exchange offer that if consummated would result in any person or group of persons beneficially owning 20% or more of the voting power of or of any class of equity securities of Spectranetics or (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Spectranetics pursuant to which such person or group of persons (or the stockholders of any person) would acquire, directly or indirectly, 20% or more of the consolidated assets of Spectranetics and its subsidiaries or 20% or more of the aggregate voting power of any class of equity securities of Spectranetics of the surviving entity in a merger involving Spectranetics or the resulting direct or indirect parent of Spectranetics or such surviving entity, in each case, other than the transactions contemplated by the Merger Agreement, including the Offer and the Merger.

For purposes of the Merger Agreement, “Superior Proposal” means an unsolicited, bona fide written Takeover Proposal not resulting from a breach of the “No Solicitation” or “Change of Board Recommendation” provisions of the Merger Agreement that the Spectranetics Board has determined in its good faith judgment, after consultation with its outside legal counsel and its financial advisors, would be more favorable from a financial point of view to Spectranetics’ stockholders than the transactions contemplated by the Merger Agreement, including the Offer and the Merger, taking into account all aspects of such Takeover Proposal, including legal, regulatory and financing aspects and the timing and likelihood of closing; provided that for purposes of the definition of “Superior Proposal”, the references to “20%” in the definition of Takeover Proposal will be deemed to be references to “50%.”

Spectranetics will notify Parent within 36 hours if any Takeover Proposal is received by Spectranetics or any of its subsidiaries or its or their representatives, and, as promptly as practicable, (i) disclose to Parent the material terms and conditions of any such Takeover Proposal and the identity of the person or group of persons making the same and (ii) provide Parent a copy of all material written materials provided by any person in connection with such Takeover Proposal. Spectranetics will keep Parent reasonably and promptly informed of any material developments, discussions or negotiations with respect to any such Takeover Proposal (including any material changes thereto). Spectranetics and its subsidiaries will not enter into any confidentiality agreement with any person that prohibits Spectranetics from providing any information to Parent pursuant to the requirements set forth in this paragraph.

Nothing in the Merger Agreement will prohibit Spectranetics or the Spectranetics Board from (i) taking and disclosing to the stockholders of Spectranetics a position contemplated by Rule 14e-2(a) or Rule 14d-9 under the Exchange Act or Item 1012(a) of Regulation M-A under the Exchange Act or (ii) making any disclosure to the stockholders of Spectranetics that is required by applicable law; provided, that, in the case each of the foregoing, if such disclosure has the substantive effect of withholding, withdrawing, qualifying or modifying in a manner adverse to Parent the Spectranetics Board Recommendation, such disclosure shall be deemed to be an Adverse Recommendation Change (as defined below).

Change of Board Recommendation

Except as discussed below, neither the Spectranetics Board nor any committee thereof may:

•	(i) withhold, withdraw, qualify or modify in a manner adverse to Parent, or publicly propose or announce any intention to withhold, withdraw, qualify or modify in a manner adverse to Parent, the Spectranetics Board Recommendation, or fail to include the Spectranetics Board Recommendation in (or remove from) the Schedule 14D-9 or (ii) approve or adopt, recommend the approval or adoption of or declare advisable, or publicly propose or announce any intention to approve, adopt, recommend or declare advisable, any Takeover Proposal (any action described in “(i)” and “(ii)” above being referred to as a “Adverse Recommendation Change”); provided, that the Spectranetics Board may, and may cause Spectranetics to, make a customary “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act without such action being considered an Adverse Recommendation Change; or

•	Authorize, cause or permit Spectranetics or any of its subsidiaries to execute or enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement related to any Takeover Proposal (other than an acceptable confidentiality agreement) (any such contract, an “Alternative Acquisition Agreement”).

However, prior the Offer Acceptance Time, the Spectranetics Board may:

•	in response to an unsolicited bona fide written Takeover Proposal, which Takeover Proposal was made or renewed on or after the date of the Merger Agreement and did not result from any breach of the “No Solicitation” or “Change of Board Recommendation” provisions of the Merger Agreement, make an Adverse Recommendation Change and/or cause Spectranetics to enter into an Alternative Acquisition Agreement providing for such Takeover proposal and concurrently terminate the Merger Agreement, in each case if and only if:

•	the Spectranetics Board has determined in good faith, after consultation with its financial advisors and outside legal counsel, that such Takeover Proposal constitutes a Superior Proposal and the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law;

•	Spectranetics has given Parent prior written notice of its intention to make an Adverse Recommendation Change or terminate the Merger Agreement to enter into an Alternative Acquisition Agreement at least five business days prior to taking any such action (the “Superior Proposal Notice Period”), which notice must specify the material terms of the Superior Proposal and the identity of the person or group of person making such Superior Proposal and copies of all material documents relating to such Takeover Proposal;

•	Spectranetics has negotiated, and has caused its representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to propose in writing a binding offer to effect revisions to the terms of the Merger Agreement such that it would cause the Superior proposal to no longer constitute a Superior Proposal;

•	following the end of such notice period, the Spectranetics Board has considered in good faith such binding offer, and has determined that the Superior Proposal would continue to constitute a Superior Proposal if the revisions proposed in such binding offer were to be given effect and the failure to make such Adverse Recommendation Change and/or enter into such Alternative Acquisition Agreement and concurrently terminate the Merger Agreement would be inconsistent with the directors’ fiduciary duties under applicable law; and

•	if any material amendment is made to any Takeover Proposal or any successive Takeover Proposal, Spectranetics has delivered a new written notice to Parent and complied with the requirements set forth above with respect to such new written notice (except that the applicable notice period will be three business days).

•	under circumstances not involving any Takeover Proposal, make an Adverse Recommendation Change if:

•	a Change in Circumstances has occurred; and

•	the Spectranetics Board has determined in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to make such Adverse Recommendation Change would be inconsistent with the directors’ fiduciary duties under applicable law;

•	Spectranetics has given Parent a written notice of its intention to make an Adverse Recommendation Change at least four business days prior to doing so (which notice must specify in reasonable detail the Change in Circumstance and the reasons for the Adverse Recommendation Change);

•	Spectranetics has negotiated, and has caused its representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, so that such Change in Circumstances would no longer necessitate an Adverse Recommendation Change; and

•	following the end of such notice period, the Spectranetics Board has determined in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to make such Adverse Recommendation Change in response to such Change in Circumstance would be inconsistent with the directors’ fiduciary duties under applicable law.

For purposes of the Merger Agreement, “Change in Circumstance” means a material event, fact, circumstance, development or occurrence (other than any matter that relates to a Takeover Proposal) that is unknown to or by the Spectranetics Board as of the date of the Merger Agreement, which event, fact, circumstance, development or occurrence becomes known to or by the Spectranetics Board prior to the Offer Acceptance Time.

Filings, Consents and Approvals

Subject to the terms and conditions set forth in the Merger Agreement, each of the parties have agreed to cooperate with the other parties and use their respective reasonable best efforts to promptly (i) take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties in doing, all things necessary, proper or advisable to cause the conditions to the closing of the Merger to be satisfied as promptly as reasonably practicable and to consummate and make effective, in the most expeditious manner reasonably practicable, the transactions contemplated by the Merger Agreement, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, (ii) obtain all approvals, consents, registrations, waivers, permits, authorizations, orders and other confirmations from any governmental authority or third party necessary, proper or advisable to consummate the transactions contemplated by the Merger Agreement, (iii) execute and deliver any additional instruments necessary to consummate the transactions contemplated by the Merger Agreement and (iv) defend or contest in good faith any legal proceeding brought by a third party that could otherwise prevent or impede, interfere with, hinder or delay in any material respect the consummation of the transactions contemplated by the Merger Agreement, in the case of each of “(i)” through “(iv)” above, other than with respect to filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, approvals, consents, registrations, permits, authorizations and other confirmations relating to antitrust laws.

Each of the parties agreed to (i) promptly, but in any event within 10 days following the date of the Merger Agreement, make an appropriate filing of a Notification and Report Form pursuant to the HSR Act and any other applicable antitrust law with respect to the transactions contemplated by the Merger Agreement; (ii) supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act or any applicable antitrust law; and (iii) take or cause to be taken all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act and any other applicable antitrust laws and to obtain all consents under any antitrust laws that may be required by any governmental authority with competent jurisdiction so as to enable the parties to consummate the transactions contemplated by the Merger Agreement.

Each of the parties agreed to use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a governmental authority in connection with the transactions contemplated by the Merger Agreement and in connection with any investigation or other inquiry by or before a governmental authority relating to such transactions, including any proceeding initiated by a private party; (ii) keep the other parties informed in all material respects and on a reasonably timely basis of any material communication received by such party from, or given by such party to, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”) or any other governmental authority and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated by the Merger Agreement; (iii) subject to applicable laws relating to the exchange of information, and to the extent reasonably practicable, consult with the other parties with respect to information relating to the other parties and their respective subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any third person or any governmental authority in connection with the transactions contemplated by the Merger Agreement, other than documents submitted under Item 4(c) or 4(d) of the Notification and Report Form pursuant to the HSR Act; and (iv) to the extent permitted by the FTC, the DOJ or such other applicable governmental authority or other person, give the other parties hereto the opportunity to attend and participate in such meetings and conferences.

Nothing in the Merger Agreement will require, or be construed to require, Parent or any of its affiliates to proffer to, or agree (i) to, sell, divest, lease, license, transfer, dispose of or otherwise encumber, (ii) to hold separate and agree to sell, divest, lease, license, transfer, dispose of or otherwise encumber before or after the Offer Acceptance Time or the Effective Time, any assets, licenses, operations, rights, product lines, businesses or interest therein of Parent, Spectranetics or any of their respective affiliates (or to consent to any sale, divestiture, lease, license, transfer, disposition or other encumbrance by Spectranetics of any of its assets, licenses, operations, rights, product lines, businesses or interest therein or to any agreement by Spectranetics to take any of the foregoing actions) or (iii) to agree to any material changes (including, without limitation, through a licensing arrangement) or restriction on, or other impairment of Parent’s ability to own or operate, any such assets, licenses, operations, rights, product lines, businesses or interests therein or Parent’s ability to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to the capital stock of Spectranetics or the Surviving Corporation, except for proffers and agreements to amend or modify contracts between Spectranetics and/or its subsidiaries and third parties or sell, divest, lease, license, transfer, dispose or otherwise encumber, or to agree to changes, restrictions or other impairments with respect to, any of Parent’s or Spectranetics’ (or their respective affiliates’) assets, licenses, operations, rights, product lines, businesses or interest therein, where such amended, sold, divested, leased, licensed, transferred, disposed or encumbered contracts, assets, licenses, operations, rights, product lines, businesses and interests in the aggregate have not accounted for more than $25 million of the parties’ and their respective affiliates’ gross revenues for the 12 months ending December 31, 2016.

Employee Matters; Employee Benefits

During the period commencing at the Effective Time and ending on the first anniversary of the Effective Time, Parent will provide, or will cause the Surviving Corporation (or in the case of a transfer of all or substantially all the assets and business of the Surviving Corporation, its successors and assigns) to provide, each individual who is employed by Spectranetics or any of its subsidiaries immediately prior to the Effective Time (each, a “Spectranetics Employee”) with (i) a base salary or wages (as applicable) that are no less favorable than those in effect immediately prior to the Effective Time, (ii) severance benefits that are no less favorable than those that would have been provided to the Spectranetics Employee under Spectranetics’ applicable severance benefit plans, programs, policies, agreements and arrangements and (iii) employee benefit plans and arrangements (other than annual cash bonus and long-term incentive opportunities and those referred to in “(i)” and “(ii)” above) that are no less favorable in the aggregate than those provided to the Spectranetics Employees immediately prior to the Effective Time. In addition, (x) during the period commencing at the Effective Time and ending on December 31, 2017, Parent will provide, or will cause the Surviving Corporation (or in the case of a transfer of all or substantially all the assets and business of the Surviving Corporation, its successors and assigns) to provide each Spectranetics Employee with target and maximum annual cash bonus opportunities that are no less favorable, in each case, than those in effect immediately prior to the Effective Time and (y) during the period beginning on January 1, 2018 and ending on December 31, 2018, Parent will provide, or will cause the Surviving Corporation to provide each Spectranetics Employee with a target annual cash bonus opportunity that is no less favorable than that in effect immediately prior to the Effective Time and on other terms and conditions no less favorable than provided to similarly situated employees of Parent.

Parent will, or will cause the Surviving Corporation to, honor in accordance with their terms all Spectranetics employee benefit plans, as in effect at the Effective Time.

With respect to all employee benefit plans of the Surviving Corporation and its Subsidiaries, including any “employee benefit plan” (as defined in Section 3(3) of ERISA) (including any vacation, paid time-off and severance plans), for all purposes, including determining eligibility to participate, level of benefits and vesting, each Spectranetics Employee’s service with Spectranetics or any of its Subsidiaries (as well as service with any predecessor employer of Spectranetics or any Subsidiary, to the extent service with the predecessor employer was recognized by Spectranetics or the Subsidiary) will be treated as service with the Surviving Corporation or any of its Subsidiaries; provided, however, that this service need not be recognized (i) for the purposes of benefit accruals under any defined benefit pension plan or other plan, (ii) for purposes of early retirement subsidies, (iii) to the extent that such recognition would result in any duplication of benefits for the same period of service and (iv) to the extent that such service was not recognized under any similar Spectranetics employee benefit plan immediately prior to the Effective Time.

Parent will, or will cause the Surviving Corporation to, use commercially reasonable efforts to waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by the Surviving Corporation or any of its Subsidiaries in which Spectranetics Employees (and their eligible dependents) will be eligible to participate from and after the

Effective Time, except to the extent that the pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Spectranetics employee benefit plan immediately prior to the Effective Time. Parent will, or will cause the Surviving Corporation to, use commercially reasonable efforts to recognize the dollar amount of all co-payments, deductibles and similar expenses incurred by each Spectranetics Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which they will be eligible to participate from and after the Effective Time.

Immediately prior to the Closing Date, Spectranetics will pay, to each Spectranetics Employee who is a participant in an annual incentive plan or arrangement maintained by Spectranetics and its Subsidiaries, a lump-sum cash payment in respect of the annual bonus payable with respect to Spectranetics’ 2017 fiscal year (the “Closing Fiscal Year”) under the applicable bonus plan of Spectranetics equal to the product of (i) the applicable Spectranetics Employee’s annual bonus amount (as described in the next sentence) under the applicable bonus plan of Spectranetics and (ii) a fraction, the numerator of which is the number of days in the Closing Fiscal Year that elapse prior to the Closing Date, and the denominator of which is 365. Upon notice to and in consultation with Parent, Spectranetics may determine in good faith the annual bonus amount with respect to each Spectranetics Employee by basing this annual bonus amount upon the applicable Spectranetics Employee’s target bonus for the Closing Fiscal Year under the applicable bonus plan of Spectranetics and the extent to which Spectranetics determines that applicable performance goals would have been achieved for the Closing Fiscal Year, by extrapolating the level of actual performance during the portion of the Closing Fiscal Year that occurs prior to the Closing Date through the end of the Closing Fiscal Year.

With respect to any Spectranetics Employees based outside of the United States, including those Spectranetics Employees based in Puerto Rico, Parent’s employee obligations under the Merger Agreement will be modified to the extent necessary to comply with applicable Laws of the foreign countries and political subdivisions thereof in which such Company Employees are based.

Prior to the Effective Time, if requested by Parent in writing, to the extent permitted by applicable Law and the terms of the applicable plan or arrangement, Spectranetics, the Spectranetics Board or the compensation committee of the Spectranetics Board, as applicable, will adopt any resolutions necessary to cause the Spectranetics Salary Savings Plan (the “Spectranetics 401(k) Plan”) to be terminated effective immediately prior to the Effective Time, subject to the occurrence of Closing (and with all participant and employer contributions attributable to payroll periods prior to the termination made as of such time), and Spectranetics will provide Parent a reasonable opportunity to review and comment on a copy of this resolution not later than three days preceding the Effective Time. Without limiting the generality or the scope of Parent’s employee benefits obligations under the Merger Agreement, effective as of the Closing Date, Parent will, and will cause its affiliates to, have in effect a defined contribution plan that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (“Parent’s 401(k) Plan”) and Parent and Spectranetics will use commercially reasonable efforts to cooperate in good faith for the purpose of providing benefits under Parent’s 401(k) Plan as soon as administratively practicable following the Closing Date to the Spectranetics Employees participating in the Spectranetics 401(k) Plan as of the Closing Date. If the Parent requests that the Spectranetics 401(k) Plan be terminated, then Parent will permit each Spectranetics Employee participating in the Spectranetics 401(k) Plan to effect, and Parent agrees to cause Parent’s 401(k) Plan to accept, in accordance with applicable law, a “direct rollover” (within the meaning of Section 401(a)(31) of the Code) of his or her account balances (including earnings through the date of transfer and promissory notes evidencing all outstanding loans) under the Spectranetics 401(k) Plan if such rollover to Parent’s 401(k) Plan is elected in accordance with applicable law by the Spectranetics Employee, subject to (i) Spectranetics’ reasonable satisfaction that the Parent’s 401(k) Plan, as applicable, is in compliance with all applicable laws and that this plan continues to satisfy the requirements for a qualified plan under Section 401(a) of the Code and that the trust that forms a part of this plan is exempt from tax under Section 501(a) of the Code and (ii) Parent’s reasonable satisfaction that the Spectranetics 401(k) Plan, as applicable, is in compliance with all applicable laws and that such plan continues to satisfy the requirements for a qualified plan under Section 401(a) of the Code and that the trust that forms a part of such plan is exempt from tax under Section 501(a) of the Code.

Indemnification of Officers and Directors

From the Effective Time until the sixth anniversary of the date on which the Effective Time occurs, Parent and the Surviving Corporation will, and Parent will cause the Surviving Corporation to, indemnify and hold harmless each person who is, or was before the Effective Time, a director or officer of Spectranetics (the “Indemnified Persons”) against all claims, liabilities, losses, damages, judgments, fines, penalties, costs and expenses incurred by such Indemnified Person in connection with any action, claim, suit or proceeding, whenever asserted, based on or arising out of, in whole or in part, the fact that such Indemnified Person was a director or officer of Spectranetics or one of its subsidiaries or acts or omissions by such Indemnified Person in his or her capacity as a direct or officer of Spectranetics or one of its subsidiaries or taken at the request of Spectranetics or one of its subsidiaries, in each at or at any time prior to the Effective Time. From the Effective Time until the sixth anniversary of the date on which the Effective Time occurs, Parent and the Surviving Corporation will, and Parent will cause the Surviving Corporation to, assume all obligations of Spectranetics and its subsidiaries to the Indemnified Persons in respect of indemnification for acts or omissions occurring at or prior to the Effective Time as provided in Spectranetics’ certificate of incorporation and bylaws and the organizational documents of the subsidiaries (in each case as in effect on the date of the Merger Agreement) or in any agreement existing as of the date of the Merger Agreement providing for indemnification between Spectranetics and any Indemnified Person.

From the Effective Time until the sixth anniversary of the date on which the Effective Time occurs, Parent shall cause the Surviving Corporation to maintain the policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Spectranetics and its subsidiaries with respect to acts and omissions occurring at or prior to the Effective Time as of the date of the Merger Agreement; provided, however, that in no event will the cost of such “tail” policy exceed an amount in excess of 300% of the annual premium currently payable by Spectranetics with respect to such policies, it being understood that if the cost of such “tail” policy exceeds such amount, Parent will be obligated to cause the Surviving Corporation to obtain a policy with the greatest coverage available for a cost equal to such amount.

If Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision will be made so that the successors and assigns of Parent or the Surviving Corporation will assume the indemnification obligations described above.

Takeover Laws

Each of Parent and Spectranetics will use their respective reasonable best efforts to take all actions as are necessary so that no takeover law is or becomes applicable to the transactions contemplated by the Merger Agreement, including the Offer and the Merger, to refrain from taking any actions that would cause the applicability of such laws and, if the restrictions of any takeover law become applicable to any such transactions, to take all action necessary to ensure that such transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise to lawfully minimize the effect of such law on such transactions.

Rule 14d-10(d) Matters

Prior to the Offer Acceptance Time, the compensation committee of the Spectranetics Board will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each employment compensation, severance or other employee benefit arrangement pursuant to which consideration is payable to any officer, director or employee who is a holder of any security of Spectranetics in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto and will satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act.

Treatment of Convertible Notes

To the extent required pursuant to the indenture, dated as of June 3, 2014 (the “Indenture”), by and between Spectranetics and Wells Fargo Bank, National Association, as trustee, as supplemented by the First Supplemental Indenture, dated June 3, 2014 (the “Supplemental Indenture”), by and between Spectranetics and Wells Fargo Bank, National Association, as trustee with respect to Spectranetics’ 2.635% Convertible Notes due 2034 (the “Convertible Notes”), Spectranetics, the Surviving Corporation and Parent will take all necessary action to execute and deliver a supplemental indenture to the Trustee (as defined in the Indenture) to the Indenture, effective upon the Effective Time, to provide, among other things, that on and after the Effective Time, each holder of Convertible Notes will have the right to convert such Convertible Notes into the conversion consideration determined by reference to the consideration receivable upon consummation of the Merger in respect of each Share in accordance with, and subject to, the provisions of the Supplemental Indenture (including any applicable increase in the “Conversion Rate”) in accordance with, and subject to, the Indenture (including the time periods specified therein). In addition, Spectranetics and the Surviving Corporation will take commercially reasonable efforts to take all such actions as may be required in accordance with, and subject to, the terms of the Indenture (including the time periods specified therein), including the giving of any notices that may be required in connection with any repurchases or conversions of the Convertible Notes occurring as a result of the transactions contemplated by the Merger Agreement constituting a “Fundamental Change” and/or “Make-Whole Fundamental Change” as such terms are defined in the Supplemental Indentures, and delivery of any supplemental indentures, legal opinions, officers’ certificates or other documents or instruments required in connection with the consummation of the Merger. Spectranetics will not make any settlement election under the Supplemental Indenture relating to the Convertible Notes without the prior written consent of Parent, which consent will not be unreasonably withheld or delayed. Spectranetics will provide Parent and its counsel reasonable opportunity to review and comment on any written notice or communication to or with holders of Convertible Notes or with the Trustee under the Indenture prior to the dispatch or making thereof, and Spectranetics will give reasonable and good faith consideration to any comment made by Parent or its counsel.

Key Product Matters

The Merger Agreement requires Spectranetics, with respect to any correspondence, communication or notice received from any regulatory agency with respect to its Stellarex™ product that (i) does not require a response from Spectranetics, to the extent practicable, to promptly provide an update to Parent of the material elements of such correspondence, communication or notice, (ii) does not require a response from Spectranetics in 12 hours or less, to the extent practicable, to (x) promptly provide an update to Parent of the material elements of such correspondence, communication or notice and (y) provide Parent an opportunity to review, as reasonably in advance as practicable, and consider in good faith any views expressed by Parent concerning Spectranetics’ response, and (iii) requires a response in 12 hours or less, to provide Parent a copy of Spectranetics’ response promptly after such response is transmitted. Parent will cause at least one of certain designated employees of Parent to remain on “telephone standby” during Spectranetics’ business hours on each business day for purposes of exercising Parent’s rights pursuant to the foregoing sentence.

Other Covenants

The Merger Agreement contains other customary covenants, including covenants relating to notification of certain communications, participation in securityholder litigation, notification of the existence of a Material Adverse Effect, public announcements, access to information and confidentiality, matters with respect to Section 16 of the Exchange Act and the rules and regulations thereunder, certain tax matters, stock exchange delisting and deregistration and approval of the Merger Agreement by Parent as sole stockholder of Purchaser.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to the Offer Acceptance Time:

•	by mutual written consent of Parent and Spectranetics duly authorized by each of their respective boards of directors;

•	by either Parent or Spectranetics if the Offer Acceptance Time has not occurred on or prior to the End Date; provided, that if within 15 business days of the End Date any party brings any legal proceeding to specifically enforce the performance of the Merger Agreement by another party, the End Date will be automatically extended to the date that is 15 business days after the commencement of such legal proceeding; provided, however, that neither party will be permitted so to terminate if a breach by it of any provision of the Merger Agreement has proximately caused the failure of the Merger to be consummated on or before such date (an “End Date Termination”);

•	by either Parent or Spectranetics if a governmental authority of competent authority has issued an order or enacted a law in effect enjoining or otherwise prohibiting the consummation of the Offer or the Merger which order or law has become final and nonappealable; provided, however, that neither party will be permitted so to terminate if a failure to fulfill any obligation under the Merger Agreement principally was the cause of or resulted in the failure to prevent the entry of or to remove such order or law;

•	by Parent if Spectranetics has breached any of its representations or warranties or fails to perform any of its covenants or agreements set forth in the Merger Agreement, which breach or failure to perform (i) would give rise to the failure of the Covenant Condition or the MAE Condition (each as defined below) and (ii) is incapable of being cured prior to the End Date or, if by its nature such breach or failure is capable of being cured by the End Date, Spectranetics does not diligently attempt or ceases to diligently attempt to cure such breach or failure after receiving notice from Parent describing such breach or failure in reasonable detail; provided, however, that Parent may not so terminate if Parent or Purchaser is then in material breach of any of its representations, warranties, covenants or agreements under the Merger Agreement (a “Spectranetics Breach Termination”);

•	by Parent if the Spectranetics Board has made an Adverse Recommendation Change (an “Adverse Recommendation Change Termination”);

•	by Parent if the Spectranetics Board has adopted, approved, recommended, submitted to stockholders, declared advisable, executed or entered into (or resolved, determined or proposed to do the foregoing with respect to) any Alternative Acquisition Agreement (other than an acceptable confidentiality agreement) (an “Alternative Acquisition Agreement Termination”);

•	by Parent if, in the event that a tender offer or exchange offer (other than the Offer) has commenced for any of Spectranetics’ equity securities, and the Spectranetics Board has failed to recommend, in a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9, rejection of such tender offer or exchange offer prior to the 10th business day following the commencement of such tender offer or exchange offer (the “Rejection Date”); provided, that if Spectranetics has notified Parent that it intends to make an Adverse Recommendation Change or cause Spectranetics to enter into an Alternative Acquisition Agreement with respect to such tender offer or exchange offer on or prior to such 10th business day, then the Rejection Date will be the first business day following the lapse of the later of (i) the Superior Proposal Notice Period and (ii) such later notice period, if any, required as a result of a material amendment to such tender offer or exchange offer (a “Alternative Tender Offer Termination”);

•	by Parent if, in the event that a Takeover Proposal (other than any tender offer or exchange offer) has been publicly disclosed, and the Spectranetics Board has failed to publicly reaffirm the Spectranetics Board Recommendation prior to the 10th business day following Spectranetics’ receipt of a written request by Parent to provide such reaffirmation (the “Reaffirmation Date”); provided, that if Spectranetics has notified Parent that it intends to make an Adverse Recommendation Change or cause Spectranetics to enter into an Alternative Acquisition Agreement with respect to such Takeover Proposal on or prior to such 10th business day, then the Reaffirmation Date will be the first business day following the lapse of the later of (A) the Superior Proposal Notice Period and (B) such later notice period, if any, required as a result of a material amendment to such Takeover Proposal (a “Takeover Proposal Termination”);

•	by Spectranetics if (i) Purchaser has not commenced the Offer as required by the Merger Agreement or (ii) Parent or Purchaser has breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in the Merger Agreement, which breach or failure to perform (x) would give rise to a Parent Material Adverse Effect and (y) is incapable of being cured prior to the End Date or, if by its nature such breach or failure is capable of being cured by the End Date, Parent does not diligently attempt or ceases to diligently attempt to cure such breach or failure after receiving notice from Spectranetics describing such breach or failure in reasonable detail; provided, however, that Spectranetics may not so terminate if it is then in material breach of any of its representations, warranties, covenants or agreements under the Merger Agreement (a “Parent Breach Termination”); or

•	by Spectranetics concurrently with entering into a binding written definitive Alternative Acquisition Agreement providing for consummation of a Superior Proposal in accordance with the “Change of Board Recommendation” provisions of the Merger Agreement, if and only if (i) Spectranetics has complied in all material respects with the “No Solicitation” and “Change of Board Recommendation” provisions of the Merger Agreement, (ii) the Spectranetics Board, after complying in all material respects with certain such provisions, has authorized Spectranetics to enter into such Alternative Acquisition Agreement and (iii) concurrently with such termination, Spectranetics pays the Termination Fee (as defined below) due to Parent under the Merger Agreement (a “Superior Proposal Termination”).

Effects of Termination

In the event of the termination of the Merger Agreement, written notice thereof will be given to the other party or parties, specifying the provision of the Merger Agreement pursuant to which such termination is made, and the Merger Agreement will be of no further force or effect and there will be no liability on the part of Parent, Purchaser or Spectranetics or their respective directors, officers and affiliates following any such termination; provided, however, that (i) the Confidentiality Agreement (as defined below), Royal Philips’ Guarantee and the provisions of the Merger Agreement relating to the payment of termination fees (along with certain miscellaneous provisions) will survive the termination of the Merger Agreement and will remain in full force and effect in accordance with its terms and (ii) the termination of the Merger Agreement will not relieve any party from any liability for any material breach prior to the date of termination of any representation, warranty, covenant or other agreement set forth in the Merger Agreement that is a consequence of an act or failure to act by the other party with the actual knowledge that the taking of such act or failure to take such act would cause a breach of any such representation, warranty, covenant or agreement.

Termination Fees

A termination fee of $61,000,000 (the “Termination Fee”) will be payable by Spectranetics if the Merger Agreement is terminated under one of the following circumstances:

•	by Spectranetics pursuant to a Superior Proposal Termination;

•	by Parent pursuant to an Adverse Recommendation Change Termination, an Alternative Acquisition Agreement Termination, an Alternative Tender Offer Termination or a Takeover Proposal Termination; or

•	(i) a bona fide Takeover Proposal is publicly made, proposed or communicated (and not withdrawn) after the date of the Merger Agreement and prior to its termination; (ii) following the making of such Takeover Proposal, the Merger Agreement is terminated by Spectranetics or Parent in an End Date Termination or by Parent in a Spectranetics Breach Termination; and (iii) within 12 months of such termination, Spectranetics enters into a definitive agreement providing for the consummation of a Takeover Proposal or consummates a Takeover Proposal (whether such Takeover Proposal was the same Takeover Proposal referred to in “(i)” or not); provided, that references to “20%” in the definition of “Takeover Proposal” are deemed to be references to “50%”).

Spectranetics will pay to Parent or its designee the Termination Fee in cash (i) in the case of termination described in the first bullet above, simultaneously with such termination, (ii) in the case of termination described in the second bullet above, within four business days after such termination or (iii) in the case of termination described in the third bullet above, within four business days after the consummation of the Takeover Proposal referred to therein. If the Termination Fee becomes payable and Spectranetics pays the Termination Fee to Parent in accordance with the Merger Agreement, Parent’s receipt of the Termination Fee in accordance with the terms of the Merger Agreement will constitute the sole and exclusive monetary remedy of Parent, Purchaser, any of their respective affiliates or any other person in connection with the Merger Agreement, the transactions contemplated thereby, including the Offer and the Merger, or any matter forming the basis for such termination; provided, that this provision does not relieve Spectranetics of any liability for fraud or for any willful or material breach of the Merger Agreement.

Specific Performance

The parties are entitled to an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions thereof in the courts described therein, this being (subject to the provisions relating to the payment of the Termination Fee) in addition to any other remedy to which they are entitled under law or equity.

Fees and Expenses

Except as provided in this Section 11 — “The Merger Agreement; Other Agreements—The Merger Agreement—Termination Fees,” all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, will be paid by the party incurring or required to pay such expenses, whether or not the such transactions are consummated.

Governing Law

The Merger Agreement is governed by Delaware law.

Guarantee

On June 27, 2017, in connection with the execution and delivery of the Merger Agreement, Royal Philips executed and delivered to Spectranetics a Guarantee, pursuant to which Royal Philips guaranteed the full and timely performance by Parent and Purchaser of their respective obligations under the Merger Agreement.

Confidentiality Agreement

The following summary description of the Confidentiality Agreement is qualified in its entirety by reference to such Confidentiality Agreement, which has been filed as Exhibit (d)(2) to the Schedule TO, which you may examine and copy as set forth in Section 8 — “Certain Information Concerning Purchaser Parent and Royal Philips” above.

On March 22, 2017, Philips North America LLC, a wholly owned subsidiary of Royal Philips (“PNA LLC”), and Spectranetics entered into the Confidentiality Agreement. Under the terms of the Confidentiality Agreement, PNA LLC agreed, on behalf of itself and its associated companies, subject to certain exceptions, to keep confidential certain non-public information relating to Spectranetics in connection with a possible transaction with Spectranetics. The Confidentiality Agreement also includes a standstill provision that was subject to certain exceptions.

12.	Purpose of the Offer; Plans for Spectranetics.

Purpose of the Offer

We are making the Offer pursuant to the Merger Agreement in order to acquire control of, and ultimately following the Merger, the entire equity interest in, Spectranetics while allowing Spectranetics’ stockholders an opportunity to receive the Offer Price promptly by tendering their Shares pursuant to the Offer. The Merger will be governed by Section 251(h) of the DGCL. Accordingly, Parent, we and Spectranetics have agreed to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable following the Offer Acceptance Time without a meeting of the stockholders of Spectranetics in accordance with Section 251(h) of the DGCL, subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement.

Holders of Shares who tender their Shares pursuant to the Offer will cease to have any equity interest in Spectranetics and will no longer participate in the future growth of Spectranetics. If the Merger is consummated, the current holders of Shares will no longer have an equity interest in Spectranetics and instead will only have the right to receive an amount in cash equal to the Offer Price or, to the extent that holders of Shares are entitled to and have properly demanded appraisal in connection with the Merger, the amounts to which such holders of Shares are entitled in accordance with the DGCL.

Plans for Spectranetics

The Merger Agreement provides that, following the Offer Acceptance Time and subject to the conditions set forth in the Merger Agreement, we will be merged with and into Spectranetics and that, following the Merger and until thereafter amended, (i) the certificate of incorporation of the Surviving Corporation will be amended and restated at the Effective Time to be in the form attached to the Merger Agreement and (ii) the parties will take all requisite action so that the bylaws of the Surviving Corporation will be amended and restated at the Effective Time to be in the form attached to the Merger Agreement. See Section 11 — “The Merger Agreement; Other Agreements—The Merger Agreement—Certificate of Incorporation; Bylaws.”

From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, our directors and officers immediately prior to the Effective Time will be the directors and officers of the Surviving Corporation immediately following the Effective Time. See Section 11 — “The Merger Agreement; Other Agreements—The Merger Agreement—Changes of Directors and Officers in Connection with the Offer and the Merger.” Following the consummation of the Merger, we intend to cause Spectranetics to be delisted from NASDAQ and deregistered under the Exchange Act. See Section 13 — “Certain Effects of the Offer.”

Except as otherwise disclosed in this Offer to Purchase, we do not have any present plans or proposals, and have engaged in no negotiations, that relate to or would result in any (i) extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Spectranetics or any of its subsidiaries, (ii) purchase, sale or transfer of a material amount of assets of Spectranetics or any of its subsidiaries, (iii) material change in Spectranetics’ present dividend rate or policy, indebtedness or capitalization, (iv) change in the present board of directors or management of Spectranetics or (v) other material change in Spectranetics’ corporate structure or business. We will continue to evaluate and review Spectranetics and its business, assets, corporate structure, capitalization, operations, properties, policies, management and personnel with a view to determining how to optimally realize any potential benefits which arise from the relationship of the operations of Spectranetics with those of other business units of Philips. Such evaluation and review is ongoing and is not expected to be completed until after the consummation of the Offer and the Merger. If, as and to the extent that Philips acquires control of Spectranetics, Philips will complete such evaluation and review of Spectranetics and will determine what, if any, changes would be desirable in light of the circumstances. Such changes could include, among other things, restructuring Spectranetics through changes in Spectranetics’ business, corporate structure, articles of incorporation, bylaws, capitalization or management or could involve consolidating and streamlining certain operations and reorganizing other businesses and operations. We intend to work with Spectranetics’ management as part of a comprehensive review of Spectranetics’ business, operations, capitalization and management with a view to optimizing development of Spectranetics’ potential.

13.	Certain Effects of the Offer.

Market for Shares. If the Offer is successful, there will be no market for the Shares because, subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, we, Parent and Spectranetics intend to consummate the Merger as soon as practicable following the Offer Acceptance Time.

NASDAQ Listing. The Shares are currently listed on NASDAQ. Immediately following the consummation of the Merger (which is expected to occur as soon as practicable following the Offer Acceptance Time), the Shares will no longer meet the requirements for continued listing on NASDAQ because Parent will be the only stockholder. NASDAQ requires, among other things, that any listed shares of common stock have at least 400 total stockholders. Immediately following the consummation of the Merger, we intend, and will cause Spectranetics, to delist the Shares from NASDAQ.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. As a result, Spectranetics currently files periodic reports on account of the Shares. Subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we, Parent and Spectranetics will consummate the Merger as soon as practicable following the consummation of the Offer, following which the Shares will no longer be publicly owned. Following the consummation of the Merger, we intend to take steps to cause the termination of the registration of Shares under the Exchange Act as promptly as practicable and expect to take steps to cause the suspension of all of Spectranetics’ reporting obligations under the Exchange Act. Pursuant to the rules of the SEC and the views expressed by the SEC staff, Spectranetics may terminate its Exchange Act registration and suspend its reporting obligations on account of the Shares if (i) the outstanding Shares are not listed on a national securities exchange, (ii) there are fewer than 300 holders of record of Shares and (iii) Spectranetics is not otherwise required to furnish or file reports under the Exchange Act.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Federal Reserve Board, which has the effect, among other things, of allowing brokers to extend credit using the Shares as collateral. Following the Offer (and prior to the Effective Time), the Shares may no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

14.	Dividends and Distributions.

As described in Section 11 — “The Merger Agreement; Other Agreements—The Merger Agreement—Conduct of Business of Spectranetics,” the Merger Agreement provides that, from the date of the Merger Agreement until the earlier of the Effective Time or the termination of the Merger Agreement pursuant to its terms, except as contemplated, required or permitted by the Merger Agreement, as required by applicable legal requirements or otherwise with the prior written consent of Parent (which consent will not be unreasonably withheld, delayed or conditioned), Spectranetics will not, and will not permit any of its subsidiaries to, establish a record date for, declare, accrue, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock or other equity or voting interests.

15.	Conditions to the Offer.

Notwithstanding any other provisions of the Offer or the Merger Agreement, we will not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) pay for, and may delay the acceptance for payment of or (subject to any such rules and regulations) the payment for, any tendered Shares and, to the extent permitted by the Merger Agreement, may terminate the Offer at any scheduled Expiration Date (subject to any required extensions of the Offer pursuant to the Merger Agreement) if:

•	the Minimum Condition has not been satisfied;

•	the representations and warranties of Spectranetics (i) set forth in Section 3.02(a) (Capitalization) of the Merger Agreement are not true and correct in all respects as of the expiration of the Offer with the same effect as if made as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure to be true and correct in all respects would reasonably be expected to result in additional liability to Spectranetics, Parent or their respective affiliates in excess of $10,000,000 in the aggregate, (ii) set forth in Section 3.02(b) (Capitalization), Section 3.14 (Rights Agreement; Anti-Takeover Provisions) and Section 3.22 (Brokers and Other Advisors) of the Merger Agreement are not true and correct (disregarding all qualifications or limitations as to “Knowledge of the Company,” “materiality,” “Material Adverse Effect” and words of similar import set forth therein) in all material respects as of the expiration of the Offer with the same effect as if made as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date); and (iii) set forth in the Merger Agreement (other than those referred to in “(i)” or “(ii)” above) are not true and correct (disregarding all qualifications or limitations as to “Knowledge of the Company,” “materiality,” “Material Adverse Effect” and words of similar import set forth therein) as of the expiration of the Offer as if made as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure to be true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect and Parent has not received a certificate signed on behalf of the Company by an executive officer of the Company to such effect;

•	Spectranetics has not complied with or performed in all material respects its obligations required to be complied with or performed by it prior to the expiration of the Offer under the Merger Agreement and such failure to comply or perform has not been cured by the expiration of the Offer and Parent has not received a certificate signed on behalf of the Company by an executive officer of the Company to such effect (the “Covenant Condition”);

•	since the date of the Merger Agreement, there has been any effect, change, event or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect (the “MAE Condition”);

•	the Antitrust Condition has not been satisfied;

•	any order or law issued or enacted by any governmental authority of competent jurisdiction is in effect that enjoins or otherwise prohibits consummation of the Offer or the Merger; or

•	the Merger Agreement is terminated in accordance with its terms.

The foregoing conditions (the “Offer Conditions”) are for the sole benefit of Parent and Purchaser and (except for the Minimum Condition) may be waived by Parent and Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Parent and Purchaser. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.

16.	Adjustments to Prevent Dilution.

In the event that, notwithstanding Spectranetics’ covenant to the contrary (See Section 11 — “The Merger Agreement; Other Agreements—The Merger Agreement—Conduct of Business of Spectranetics”), between the date of the Merger Agreement and the Effective Time, Spectranetics changes the number of outstanding Shares by reason of the occurrence or record date of any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction, the Offer Price and the consideration payable in the Merger will be appropriately adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction.

17.	Certain Legal Matters; Regulatory Approvals.

General

Except as described in this Section 17, we are not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 17, based on our, Parent’s and Royal Philips’ review of publicly available filings by Spectranetics with the SEC and other information regarding Spectranetics, we are not aware of any governmental license or regulatory permit that appears to be material to Spectranetics’ business that might be adversely affected by our acquisition of Shares as contemplated in this Offer to Purchase or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by us as contemplated in this Offer to Purchase.

Litigation

None.

State Takeover Statutes

Section 203 of the DGCL restricts an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of the corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with certain Delaware corporations for a period of three years following the time such person became an interested stockholder. These restrictions will not be applicable to us or Parent because the Spectranetics Board has approved the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby, including for purposes of Section 203.

A number of other states have adopted takeover laws and regulations that purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or that have substantial assets, stockholders, principal executive offices or principal places of business therein. To the extent that certain provisions of certain of these state takeover statutes purport to apply to the Offer or the Merger, we believe there are reasonable bases for contesting such laws. In Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation was incorporated in, and had a substantial number of stockholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that certain Oklahoma takeover statutes were unconstitutional insofar as they applied to corporations incorporated outside Oklahoma because they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

We are not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and have not attempted to comply with any other state takeover laws or regulations. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or any of the other transactions contemplated by the Merger Agreement, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes are applicable to the Offer or the Merger and an appropriate court does not determine that it is or they are inapplicable or invalid as applied to the Offer or the Merger, we might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or might be delayed in continuing or consummating the Offer or the Merger. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See Section 15 — “Conditions to the Offer.”

U.S. Antitrust Compliance

Under the HSR Act and the related rules and regulations that have been promulgated thereunder by the FTC, certain acquisition transactions may not be consummated unless certain information and documentary materials have been furnished to the Antitrust Division of the DOJ (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

Under the HSR Act and the rules and regulations promulgated thereunder by the FTC, the initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or it may be lengthened if the acquiring person voluntarily withdraws and re-files to allow a second 15-day waiting period or if the reviewing agency issues a formal request for additional information and documentary material.

Pursuant to the Merger Agreement, we and Spectranetics filed our respective Premerger Notification and Report Forms with the FTC and the Antitrust Division for review in connection with the Offer on July 7, 2017 and July 6, 2017, respectively.

The FTC and the Antitrust Division will consider the legality under the U.S. federal antitrust laws of our proposed acquisition of Shares pursuant to the Offer. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Philips, Spectranetics or any of their respective subsidiaries or affiliates. U.S. state attorneys general and private persons may also bring legal action under the U.S. federal antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While we believe that the consummation of the Offer will not violate any U.S. federal antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger.

Foreign Antitrust Compliance

Both Spectranetics and Philips and their respective subsidiaries conduct business in many countries around the world. In connection with the acquisition of the Shares pursuant to the Offer, the laws of certain of these foreign countries require the filing of information with, or the obtaining of the approval of, governmental authorities therein before completion of the offer. Set forth below are those jurisdictions outside the United States where such filings will be made.

Austria. The acquisition of Shares pursuant to the Offer may only be completed under Austrian law if (a) the Austrian Federal Competition Authority and the Austrian Federal Cartel Attorney (together, the “Official Parties” (Amtsparteien)) have formally waived their right to apply for an in-depth investigation (Prüfung) of the proposed acquisition pursuant to Section 11(4) of the Austrian Cartel Act (Kartellgesetz (“KartG”)); (b) the statutory waiting period pursuant to Sections 11(1) or 11(1a) KartG has expired without either of the Official Parties having requested an in-depth investigation of the proposed acquisition; (c) following an in-depth investigation pursuant to Section 12 KartG, the Austrian Cartel Court or the Austrian Cartel Supreme Court has issued a legally binding (rechtskräftige) decision holding that the proposed acquisition (i) is not a notifiable concentration (Section 12(1)(1) KartG); or (ii) is not prohibited and is compatible with the applicable merger control provisions (Section 12(1)(3) KartG); or (d) the Austrian Cartel Court has issued a legally binding (rechtskräftige) decision to terminate proceedings in relation to the proposed acquisition pursuant to Section 14(1) KartG. We and Spectranetics submitted notification of the proposed acquisition with the Official Parties on June 29, 2017.

Germany. The acquisition of Shares pursuant to the Offer may only be completed under German law if the German Federal Cartel Office has (a) notified Purchaser within one month from receiving a complete notification of the proposed acquisition that the conditions for a prohibition under Section 36(1) of the German Act Against Restraints of Competition (Gesetz gegen Wettbewerbsbeschränkungen (“GWB”)) are not fulfilled or that the proposed acquisition does not require notification pursuant to Section 39 GWB; (b) not informed Purchaser within one month from receiving a complete notification that it has opened an in-depth investigation (Hauptprüfverfahren) of the proposed acquisition; or (c) after having initiated an in-depth investigation pursuant to Section 40(1) and (2) GWB issued a decision granting clearance of the proposed acquisition pursuant to Section 40(2)/(3) GWB, or not prohibiting the proposed acquisition by decision (i) within four months of receiving a complete notification of the proposed acquisition or (ii) if Purchaser has agreed to an extension of the deadline pursuant to Section 40(2)(4) No. 1 GWB, by the date agreed upon by Purchaser. We and Spectranetics submitted the notification of the proposed acquisition with the German Federal Cartel Office on June 28, 2017.

Appraisal Rights

No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, the holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of such Shares. Holders of Shares should recognize that the value so determined could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than such amount.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL.

As described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	within the later of the consummation of the Offer, which is the first date on which Parent irrevocably accepts for purchase the Shares tendered pursuant to the Offer, and 20 days after the date of mailing of this notice, deliver to Spectranetics a written demand for appraisal of Shares held, which demand must reasonably inform Spectranetics of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares pursuant to the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, subject to the conditions to the Offer, you will receive the Offer Price for your Shares.

Stockholder Approval Not Required

Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including, among others, that (i) the acquiring company consummates a tender offer for any and all of the outstanding common stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger and (ii) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to ensure that Spectranetics will not be required to submit the adoption of the Merger Agreement to a vote of the stockholders of Spectranetics. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, we, Parent and Spectranetics will take all necessary and appropriate action to effect the Merger as soon as practicable without a meeting of stockholders of Spectranetics in accordance with Section 251(h) the DGCL.

18.	Fees and Expenses.

We have retained the Depositary and the Information Agent in connection with the Offer. Each of the Depositary and the Information Agent will receive customary compensation and, subject to certain limits, reimbursement for reasonable out-of-pocket expenses and customary indemnification against certain liabilities in connection with the Offer.

As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies or other nominees will, upon request, be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

19.	Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any state in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such state. However, we may, in our discretion, take such action as we deem necessary to make the Offer comply with the laws of any such state and extend the Offer to holders of Shares in such state in compliance with applicable laws.

No person has been authorized to give any information or to make any representation on behalf of us not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized.

We and Parent have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, a Solicitation/Recommendation Statement on Schedule 14D-9 is being filed with the SEC by Spectranetics pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the Spectranetics Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information, and Spectranetics may file amendments thereto. The Schedule TO and the Schedule 14D-9, including their respective exhibits, and any amendments to any of the foregoing, may be examined and copies may be obtained from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, or may be accessed electronically on the SEC’s website at www.sec.gov and are available from the Information Agent at the address and telephone number set forth on the back cover of this Offer to Purchase.

HEALTHTECH MERGER SUB, INC.

July 12, 2017

ANNEX A

CERTAIN INFORMATION REGARDING THE DIRECTORS

AND EXECUTIVE OFFICERS OF ROYAL PHILIPS, PARENT AND MERGER SUB

The following table sets forth, with respect to each director and executive officer of Royal Philips, Parent and Merger Sub: (i) such person’s name, (ii) such person’s current principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted) and (iii) the material occupations, positions, offices or employment held by such person within the past five years (including the starting and ending dates of each and the name, address and principal business of any corporation or other organization in which it was carried on). The address of each of the directors and executive officers of Royal Philips is Koninklijke Philips N.V., Amstelplein 2, 1096 BC Amsterdam, The Netherlands. The address of each of the directors and executive officers of Parent and Merger Sub is Philips Holding USA Inc., 3000 Minuteman Road, Andover, Massachusetts 01810. Unless otherwise specified, each person listed below is a citizen of the United States.

Royal Philips

Name (Citizenship)	Present Principal Occupation / Material Positions Held During the Past Five Years
Frans van Houten (Netherlands)

Chief Executive Officer of Royal Philips, Chairman of the Board of Management and Executive Committee of Royal Philips

(2011–Present)

Member of the Supervisory Board of Philips Lighting N.V., leader in the development, manufacturing and application of innovative lighting solutions located at Herikerbergweg 102, 1101 CM Amsterdam-Zuidoost, The Netherlands

(2016–Present)

Member of the Board of Directors of Novartis, a producer of innovative patented medicines, generics and eye care devices located at Forum 1 Novartis Campus CH-4056 Basel, Switzerland

(2017–Present)

Abhijit Bhattacharya (India)

Chief Financial Officer and Member of the Board of Management of Royal Philips

(2015–Present)

Member of the Supervisory Board of Philips Lighting N.V.

(2016–Present)

Chairman of Lighting Business Separation Project Team of Royal Philips

(2014–2015)

Chief Financial Officer of Philips Healthcare

(2013–2014)

Head of Investor Relations of Royal Philips

(2010–2013)

Name (Citizenship)	Present Principal Occupation / Material Positions Held During the Past Five Years
Pieter Nota (Netherlands)

Member of the Board of Management and Executive Committee of Royal Philips

(2011–Present)

Executive Vice President of Royal Philips, Chief Executive Officer of Philips Consumer Lifestyle

(2010–Present)

Chief Marketing Officer of Royal Philips

(2015–Present)

Marnix van Ginneken (Netherlands, United States)

Member of the Executive Committee, Executive Vice President and Chief Legal Officer of Royal Philips

(2014–Present)

Head of Group Legal of Royal Philips

(2010–2014)

Professor of International Corporate Governance at the Erasmus School of Law in Rotterdam, an institution of higher education focusing on legal education located at Burgemeester Oudlaan 50, 3062 PA Rotterdam, The Netherlands.

(2011–Present)

Andy Ho (China)

Member of the Executive Committee and Executive Vice President of Royal Philips and Chief Executive Officer of Philips Greater China

(2015–Present)

General Manager, Technology Partnerships, and Chief Strategic Alliance Officer, Greater China (Band A), of International Business Machines Corp. (“IBM”), a global leader in the manufacturing and marketing of computer hardware, middleware and software as well as hosting and consulting services located at 1 New Orchard Road, Armonk, New York 10504

(2015)

General Manager, Greater China North (Band A), of IBM

(2014)

Vice President, Sales and Operations, Greater China (Band A), of IBM

(2013)

General Manager, Systems & Technology Group, Growth Markets (Band A), of IBM

(2011–2013)

Carla Kriwet (Germany)	Member of the Executive Committee and Executive Vice President, Connected Care & Health Informatics, of Royal Philips (2017–Present)

Name (Citizenship)	Present Principal Occupation / Material Positions Held During the Past Five Years

Business Group Leader of Patient Care & Monitoring Solutions of Royal Philips

(2015–2017)

Chief Executive Officer of Germany, Austria and Switzerland of Royal Philips

(2013–2015)

Chief Sales & Marketing Officer and Member of the Global Executive Board at Drägerwerk AG & Co KGaA, an engineering and medical technology firm located at Moislinger Allee 53-55 23542 Lübeck, Germany

(2011–2013)

Henk Siebren de Jong (Netherlands)	Member of the Executive Committee and Executive Vice President, Chief of International Markets of Royal Philips (2017–Present) Market Leader in Latin American of Royal Philips (2012–2017)
Jeroen Tas (Netherlands)

Member of the Executive Committee and Executive Vice President, Chief Innovation and Strategy Officer, of Royal Philips

(2017–Present)

Leader of the Connected Care and Informatics businesses of Royal Philips

(2016–2017)

Chief Executive Officer of Philips Healthcare, Informatics Solutions & Services

(2014–2016)

Group Chief Information Officer of Royal Philips

(2011–2014)

Rob Cascella (United States)

Member of the Executive Committee and Executive Vice President, Diagnosis & Treatment Businesses of Royal Philips
(2016–Present)

Chief Executive Officer of Imaging Business Groups of Royal Philips

(2015–2016)

No material position between end of tenure at Hologic Inc. and beginning of tenure at Royal Philips.

(2013-2015)

President and Chief Executive Officer of Hologic Inc., a developer, manufacturer and supplier of diagnostic products, medical imaging systems and surgical products located at 250 Campus Drive, Marlborough, MA 01752

(2003–2013)

Name (Citizenship)	Present Principal Occupation / Material Positions Held During the Past Five Years
Jeroen van der Veer (Netherlands)

Chairman of the Supervisory Board of Royal Philips

(2011–Present)

Member of the Supervisory Board of Statoil ASA, a multinational oil and gas company located at Forusbeen 50, 4035 Stavanger, Norway

(2016–Present)

Member of the Supervisory Board of Royal Boskalis Westminster N.V., a leading global services provider operating in the dredging, maritime infrastructure and maritime services sectors located at Rosmolenweg 20, 3356 LK Papendrecht, The Netherlands

(2015–Present)

Chairman of the Supervisory Board of ING Group N.V., a global financial institution offering banking services located at Arnsterdamse Poort, Bijlmerplein 888, 1102 MG Amsterdam, The Netherlands

(2009–Present)

Ronald de Jong (Netherlands)

Member of the Executive Committee and Executive Vice President and Chief Human Resources Officer of Royal Philips

(2017–Present)

Executive Vice President and Chief Market Leader of Royal Philips

(2011–2017)

Sophie Bechu (France, United States)

Member of the Executive Committee and Executive Vice President and Chief of Operations of Royal Philips

(2016–Present)

Vice President of Strategic Outsourcing, North America Delivery, of IBM

(2015–2016)

Leader of Outsourcing for Business Units of IBM

(2011–2015)

Heino von Prondzynski (Germany, Switzerland)

Member of the Supervisory Board of Royal Philips

(2007–Present)

Lead Director of Quotient Ltd., a developer and manufacturer of products for use in transfusion diagnostics located at Elizabeth House, 9 Castle Street, Saint Helier JE2 3RT United Kingdom

(2014–Present)

Chairman of the Supervisory Board of Epigenomics AG, a molecular diagnostics company located at Genestrasse 5, 10829 Berlin, Germany

(2012–Present)

Name (Citizenship)	Present Principal Occupation / Material Positions Held During the Past Five Years

Member of the Supervisory Board of HTL Strefa, a leading developer and manufacturer of safety lancets, personal lancets and pen needles for insulin injunction located at Athina Park 6A, PL 01-531, Warsaw, Poland

(2007–Present)

Member of the Supervisory Board of Qiagen N.V., a provider of sample and assay technologies for molecular diagnostics, applied testing and academic and pharmaceutical research located at Qiagen Str. 1, 40724 Hilden, Germany

(2007–2013)

Christine A. Poon (United States)

Vice-Chairman of the Supervisory Board of Royal Philips

(2009–Present)

Senior Advisor to the health care investment division of Barclays PLC, a financial institution located at One Churchill Place, London E14 5HP United Kingdom

(2015–Present)

Member of the Board of Directors of The Sherwin-Williams Company, a manufacturer and distributor of paint, coatings and related products located at 101 West Prospect Avenue, Cleveland, Ohio 44115

(2014–Present)

Member of the Board of Directors of Regeneron Pharmaceuticals Inc., a biotechnology company located at 777 Old Saw Mill, Tarrytown, NY 10591

(2010–Present)

Professor, Fisher College of Business at Ohio State University, an institution of higher education located at 2100 Neil Avenue, Columbus, Ohio 43210

(2009–Present)

Member of the Board of Directors of Prudential Financial Inc., an international financial services group located at 751 Broad Street, Newark, New Jersey 07102

(2006–Present)

Dean of the Fisher College of Business at Ohio State University

(2009–2014)

Jackson P. Tai (United States)

Member of the Supervisory Board of Royal Philips

(2011–Present)

Member of the Board of Directors of HSBC Holdings, PLC, an international banking and financial services company located at 8 Canada Square, London 14 5HQ, United Kingdom

(2016–Present)

Name (Citizenship)	Present Principal Occupation / Material Positions Held During the Past Five Years

Member of the Canada Pension Plan Investment Board, an investment management organization that invests the assets of the Canada Pension Plan located at One Queen Street East, Suite 2500, Toronto, Ontario M5C 2W5

(2016–Present)

Member of the Board of Directors of Eli Lilly and Company, a drug manufacturer that develops and manufactures products in the human pharmaceutical and animal health categories located at Lilly Corporate Center, Indianapolis, Indiana 46285

(2013–Present)

Member of the Board of Directors of Mastercard Incorporated, a leader in global payments located at 2000 Purchase Street, Purchase, New York 10577

(2008–Present)

Member of the Board of Directors of VaporStream, a privately-held company providing secure messaging services located at 223 West Jackson Boulevard, Chicago, Illinois 60606

(2012–Present)

Member of the Board of Directors of Russell Reynolds & Associates, a firm providing executive recruiting and advisory services located at 200 Park Avenue, New York, New York 10166

(2013–2017)

Member of the Supervisory Board of the Bank of China Limited, a financial services provider located at 1 Fuxingmen Nei Dajie, Beijing, 100818, China

(2011–2016)

Member of the Supervisory Board of Singapore Airlines, an airline located at Airline House, 25 Airline Road, Singapore 819829

(2011–2014)

Member of the Board of Directors of Brookstone Inc., a specialty retailer located at 1 Innovation Way, Merrimack, New Hampshire 03054

(2008–2013)

Member of the Board of Directors of NYSE Euronext, a financial services provider located at 11 Wall Street, New York, New York 10005

(2010–2013)

Neelam Dhawan (India)

Member of the Supervisory Board of Royal Philips

(2012–Present)

Vice President – Asia Pacific & Japan – Global Industries and Strategic Alliances of Hewlett Packard Enterprise, a provider of products, technologies, software, solutions and services to individual customers, small- and medium-sized businesses and large enterprises located at 1150 Depot Road P.C., Singapore 109673

(2016–Present)

Managing Director of Hewlett-Packard India Pvt Ltd.

(2008–Present)

Name (Citizenship)	Present Principal Occupation / Material Positions Held During the Past Five Years
Orit Gadiesh (Israel, United States)

Member of the Supervisory Board of Royal Philips

(2014–Present)

Chairman of Bain & Company, a leading business consulting firm located at 131 Dartmouth Street, Boston, Massachusetts 02116

(1993–Present)

Member of the Foundation Board of the World Economic Forum, a non-profit organization that engages business, political, academic and other leaders to shape global, regional and industry agendas located at 91-93 route de la Capite, CH-1223, Geneva, Switzerland

(2012–Present)

Member of the Supervisory Board of Renova AG, an asset management and portfolio investment group located at Klausstrasse 4, 8008 Zurich, Switzerland

(2014–Present)

Chairman of the International Business Leaders’ Advisory Council for the Mayor of Shanghai, an advisory counsel to the government of Shanghai, China, located in Shanghai, China

(2014–2014)

David Pyott (United Kingdom)

Member of the Supervisory Board of Royal Philips

(2015–Present)

Strategic Advisor at Sienna Biopharmaceuticals Inc., a clinical-stage biopharmaceutical company focused on topical product sin medical dermatology and aesthetics located at 30699 Russell Ranch Road, Westlake Village, California 91362

(2017–Present)

Member of the Board of Directors of BioMarin Pharmaceutical Inc., a biotechnology company focused on rare diseases located at 770 Lindaro Street, San Rafael, California 94901

(2016–Present)

Member of the Board of Directors of Rani Therapeutics, a private developer of biotherapeutic technology for the oral delivery of large drug molecules located at 2051 Ringwood Avenue, San Jose, California 95131

(2016–Present)

Member of the Governing Board of the London Business School, an international business school located at 26 Sussex Place, Marylebone, London NW1 4SA, United Kingdom

(2016–Present)

Name (Citizenship)	Present Principal Occupation / Material Positions Held During the Past Five Years

Member of the Board of Directors of Alnylam Pharmaceuticals Inc., a biopharmaceutical company focused on the discovery, development and commercialization of RNA interference therapeutics for genetically defined diseases located at 300 Third Street, Cambridge, Massachusetts 02142

(2015–Present)

Chairman of the Board of Directors of Bioniz Therapeutics, a private developer of peptide therapeutics that selective inhibit multiple cytokines to treat immuno-inflammatory diseases and cancer located at 5 Mason, Irvine, California 92618

(2015–Present)

Strategic Advisor at Leerink Partners, an investment bank located at One Federal Street, Boston, Massachusetts 02110

(2015–Present)

Chairman of the Commercial Advisory Board of Gilead Sciences, a research-based biopharmaceutical company that develops and commercializes therapeutics located at 333 Lakeside Drive, Foster City, California 94404

(2015–Present)

President of the International Council of Ophthalmology Foundation, a foundation dedicated to the prevention of global blindness through education and service located at 711 Van Ness Avenue, San Francisco, California 94102

(2012–Present)

Lead Independent Director of Avery Dennison Corporation, a global leader in pressure-sensitive and functional materials and labeling solutions for the retail apparel market, located at 207 Goode Avenue, Glendale, California 91203

(2010–Present)

Chief Executive Officer and Chairman of the Board of Directors of Allergan, Inc., a global pharmaceutical company focused on developing and manufacturing branded pharmaceuticals, devices and biologic products that was acquired by Actavis PLC in 2015 formerly located at 2525 Dupont Drive, Irvine, California 92612

(2001–2015)

Parent

Name (Citizenship)	Present Principal Occupation / Material Positions Held During the Past Five Years
Joseph E. Innamorati (United States)	Senior Vice President, Secretary and Member of the Board of Directors of Philips Holding USA Inc. (2005–2017) Senior Director, Legal Department of Philips North America LLC (2010–Present)
Brent Shafer (United States)

Director, President and Chief Executive Officer of Philips Holding USA Inc.

(2014–Present)

Chief Executive Officer of Philips North America LLC and Philips Electronics North America Corporation

(2014–Present)

Chief Executive Officer of Home Healthcare Solutions, Philips Healthcare

(2010–2014)

Paul Cavanaugh (United States)	Vice President of Philips Holding USA Inc. (2008–Present) Vice President, Tax, Customs and Export Control of Philips North America LLC (2008–Present)
James Mark Mattern II (United States, Netherlands)

Senior Vice President, Treasurer and Member of the Board of Directors of Philips Holding USA Inc.

(2015–Present)

Chief Financial Officer of Philips North America LLC

(2014–Present)

Chief Financial Officer and Member of the Executive Board of TP Vision B.V., a holding company providing visual digital entertainment located at Prins Bernhardplein 200, 1097 JB Amsterdam, The Netherlands

(2012–2014)

Merger Sub

Name (Citizenship)	Present Principal Occupation / Material Positions Held During the Past Five Years
James Mark Mattern II (United States, Netherlands)	President and Member of the Board of Directors of HealthTech Merger Sub, Inc. (2017–Present) See above.
Joseph E. Innamorati (United States)	Vice President, Secretary and Member of the Board of Directors of HealthTech Merger Sub, Inc. (2017–Present) See above.
Paul Cavanaugh (United States)	Vice President of HealthTech Merger Sub, Inc. (2017–Present) See above.
Karen Maloney (United States)

Assistant Secretary of HealthTech Merger Sub, Inc.

(2017–Present)

Paralegal of Philips North America LLC

(2016–Present)

Paralegal of Aspen Technology, Inc., a provider of software and services for the process industries located at 20 Crosby Drive, Bedford, Massachusetts 01730

(2014–2016)

Manager of Human Resources and Paralegal at Sycamore Networks, Inc., a developer and marketer of bandwidth management solutions for fixed line and mobile network operators formerly located at 220 Mill Road, Chelmsford, Massachusetts 01824

(1999–2014)

ANY LETTER OF TRANSMITTAL TO BE DELIVERED TO THE DEPOSITARY MAY ONLY BE

SENT TO THE DEPOSITARY BY MAIL OR COURIER TO ONE OF THE ADDRESSES SET FORTH

BELOW AND MAY NOT BE SENT BY FACSIMILE TRANSMISSION. ANY CERTIFICATES

REPRESENTING SHARES AND ANY OTHER REQUIRED DOCUMENTS SENT BY A

STOCKHOLDER OF SPECTRANETICS OR SUCH STOCKHOLDER’S BROKER, DEALER,

COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE SHOULD BE SENT TO THE

DEPOSITARY AS FOLLOWS:

Wells Fargo Bank, N.A.

By Mail: By 5:00 P.M. NYC time on the Expiration Date Wells Fargo Bank, N.A. Shareowner Services Voluntary Corporate Actions P.O. Box 64858 St. Paul, Minnesota 55164-0858	By Facsimile Transmission: Wells Fargo Bank, N.A. Shareowner Services Voluntary Corporate Actions (800) 468-9716 (phone) (866) 734-9952 (fax)

By Hand or Overnight Courier:

By 5:00 P.M. NYC time on the Expiration Date

Wells Fargo Bank, N.A.

Shareowner Services

Voluntary Corporate Actions

1110 Centre Pointe Curve, Suite 101

Mendota Heights, Minnesota 55120

Other Information:

Questions and requests for assistance may be directed to the Information Agent, at the address and telephone number set forth below. In addition, requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other tender offer materials may be directed to the Information Agent. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

1290 Avenue of the Americas, 9th Floor

New York, New York 10104

Stockholders, Banks and Brokers

Call Toll Free: (866) 856-2826